OFFERING MEMORANDUM

REEM'S HOSPITALITY GROUP LLC
a California limited Liability Company

The Company is offering up to 3,100,000 Units
of
Preferred Membership Interests
at
$1.00 per Unit

Up to $3,100,000.00)

March 1, 2024

Manager: Reem Assil

For Information Contact: Reem Assil
                                REEM'S HOSPITALITY GROUP LLC

THE INFORMATION CONTAINED IN THIS MEMORANDUM IS DESIGNED TO ASSIST PROSPECTIVE INVESTORS IN THEIR EVALUATION OF A POTENTIAL INVESTMENT IN THE COMPANY AND IS SUBJECT TO COMPLETION OR AMENDMENT. THIS MEMORANDUM SHALL NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF, THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF THAT STATE.

The securities described herein have not been registered with or approved or disapproved by the United States Securities and Exchange Commission nor any state regulatory body, nor has either passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

THE MEMBERSHIP INTERESTS BEING SOLD BY THE COMPANY ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY OR RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS, PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM, AND AS REQUIRED UNDER THE COMPANY'S OPERATING AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

The information contained herein was prepared by the Company and does not purport to be allinclusive. The reader must conduct and rely upon its own evaluation of the Company and this investment, including its merits and risks. While every effort is being made to ensure the accuracy of all information provided, the Company reserves the right to make corrections if an error does occur or circumstances change.

CONTENTS:

The following additional materials comprise the balance of Reem's Hospitality Group LLC's Offering Memorandum:

- Reem's Hospitality Group LLC Business Plan;

- Financial Projections; Sources and Uses of Funds; 2022 and 2023 Profit and Loss Statements; and

- Execution Packet with Subscription Agreement & Investor Questionnaire.

- *Additional detailed financial information is available upon request.*

REEM'S HOSPITALITY GROUP LLC

SUMMARY OF TERMS

FOR
REDEEMABLE CLASS A AND CLASS B
PREFERRED MEMBERSHIP INTEREST INVESTMENT

REEM'S HOSPITALITY GROUP LLC, a California limited liability company ("Company"), owns Reem's CA Mission LLC, a California limited liability company that operates the "Reem's California" restaurant, retail and wholesale bakery and catering business located at 2901 Mission Street in San Francisco, California ("Reem's Mission"), and Reem's California LLC, a California limited liability company that operates the "Reem's California" retail kiosk at the Ferry Building in San Francisco, California ("Reem's FP"), which is currently operating on a short-term basis until the Company determines whether or not a long-term lease is viable. Additionally, the Company currently intends to open a flagship restaurant, bakery and commissary kitchen for its wholesale and catering business at 2323 Valley Street in Oakland, California ("Reem's Oakland"). The sole owner and manager of the Company is currently Reem Assil ("Manager").

Reem's Mission, Reem's FP and any future businesses operated by the Company (including Reem's Oakland) and/or its affiliates shall be collectively referred to herein as the "Businesses."

The following summary contains basic information about the offering of Redeemable Preferred Member equity investments in the Company. It likely does not contain all of the information that is important to potential investors. For a more complete understanding of the terms and conditions of the investment, we require those considering an investment to review the Company's full Offering, Operating Agreement, business plan and financial statements and projections.

Type of Investment:	Redeemable Class A Preferred Membership Interests ("Class A Membership Interests" or "Class A Members") and Redeemable Class B Preferred Membership Interests ("Class B Interests" or "Class B Members"). Redeemable Class C Preferred Membership Interests through equity crowdfunding ("Class C Interests" or "Class C Members") will also be sold under a separate offering.
Initial Offering:	Up to $3,100,000.00 offered as follows:
	Class A Units: $2,200,000.00 comprising units for $1.00 each ("Units") with a minimum investment of $50,000.00. Each Unit shall be equal to a .00001% Redeemable Class A Preferred Membership Interest in the Company. Units in increments less than the minimum investment may be sold at the sole discretion of the Manager.
	Class B Units: As of February 1, 2024, there is currently approximately $400,000.00 (including accrued interest) in outstanding non-institutional promissory notes made by the

Company that will be converted to Class B Interests. Such lenders shall have the right to convert outstanding principal and interest on their promissory notes into Redeemable Class B Preferred Membership Interests on the basis of a one-half of one percent (.5%) Redeemable Class B Preferred Membership Interest for every $50,000.00 ($1.00 per Unit), except and only to the extent the express terms of any such promissory notes made by the Company provide for discounts upon their conversion into equity. Each Class B Unit shall be equal to a .00001% Membership Interest. To the extent that less than $400,000.00 (or such higher sum applicable to such loans with the application of discounts) is converted to Class B Interests, the Company may increase the amount of Class A Interests sold in order to achieve the full financing under this Offering.

Class C Units: In lieu of selling all Class A Units, the Company may sell up to $500,000 of Redeemable Class C Preferred Membership Interests through equity crowdfunding on Wefunder. Each Class C Interest shall be sold on the basis of a one-half of one percent (.5%) Redeemable Class C Preferred Membership Interest for every capital contribution of $50,000.00 ($1.00 per Unit and .00001% Class C Interest per Unit) under a separate offering.

Use of Proceeds: Refer to the estimates in the Company's budgets for specific details as to the anticipated use of proceeds from the Initial Offering. In general, proceeds will be used for working capital, payment of debts (including payment of other current loans from non-institutional lenders who are electing not to convert their loans to Class B Interests), to recruit and retain key employees, the cost to build out Reem's Oakland, and expansion of wholesale and catering operations.

Membership Interests: The Membership Interests of the Company will be divided into four classes: (i) the Common Members, currently owned by the Manager, who owns 100% of the Membership Interests in the Company but whose Membership Interests will be diluted and converted to preferred interests as Preferred Membership Interests are sold under the Initial Offering; and (ii) the Class A Members, Class B Members and, if applicable, the Class C Members, who will also have the rights and preferences described herein and in the Operating Agreement.

The Manager shall have no obligation to make any additional monetary contribution as part of the Initial Offering. Instead, the Manager acquired its Membership Interest in the Company when it was formed and in exchange for her contribution of cash, assets, certain intellectual property and the assignment to the Company of her interests in Reem's Mission, and Reem's FP.

Management: The Company will be managed by the Manager. The existing Manager shall have the right to assign her interest to the Cooperative (defined below). The Manager may not be removed except for cause as defined under the Operating Agreement.

The Manager shall be entitled to industry-standard compensation for services at the Businesses.

Voting Rights: Each Member of the Company will have the number of votes equal to the Membership Interest held by such Member without reference to whether it is a Managing Member or a Preferred Member. The Preferred Members will not be involved in the operation of the Company's business and will only vote on a limited number of matters as expressly described in the Operating Agreement, provided that the approval of the Manager and certain Class A Members shall be required for certain matters specified in the Operating Agreement.

Distributions and Redemption: Net profits from operations available for distribution for any period, as defined in the Operating Agreement, will be distributed as follows on the proportionate basis as set forth in the Operating Agreement:

(i) For the first 24-month period described in the Operating Agreement, distributions shall be discretionary. To the extent made during this period, distributions shall be made first, to the Class B Members until they receive 150% of their capital contributions, then to the Class A Members and Class C Members until they receive 150% of their capital contribution, then to the Common Members.

(ii) During the next 24-month period, first, to the Class B Members until they receive 150% of their capital contribution, then to the Class A Members and Class C Members until they receive 150% of their capital contribution, then to the Common Members.

(iii) Thereafter, first to the Class A Members, Class B Members and Class C Members until they receive 150% of their capital contribution, then to the Common Members.

When any Preferred Member receives 150% of their capital contribution, they shall no longer be entitled to any share of distributable profits and their remaining Membership Interest shall be immediately redeemed by the Company as set forth in the

Operating Agreement.

BECAUSE THERE IS NO PUBLIC MARKET FOR THE COMPANY'S MEMBERSHIP INTERESTS AND THERE ARE RESTRICTIONS ON THE TRANSFER OF SUCH SECURITIES, BOTH UNDER THE SECURITIES ACT AND UNDER THE TERMS OF THE OPERATING AGREEMENT, PURCHASE OF ANY MEMBERSHIP INTERESTS SHOULD BE CONSIDERED SPECULATIVE AND SHOULD BE MADE ONLY AS A LONG-TERM INVESTMENT.

Liquidation Preference: In the event of a dissolution and liquidation or winding up of the Company before the Preferred Members have received distributions equal to 150% of their investment (including distributions previously received), the Class A Members, Class B Members and Class C Members will receive 100% of net proceeds from liquidation (after all outstanding obligations of the Company are paid in full) on a preferred basis (as described above), proportionately based on their remaining unpaid capital contributions until 150% of their remaining capital contributions are returned; thereafter, the Manager will receive 100% of any remaining net proceeds. A merger or restructuring (in which the Members of the Company do not own a majority of the outstanding interests of the surviving entity) or sale of all of the assets of the Company shall be deemed a liquidation for purposes of such distribution allocations.

Participation Rights & Dilution: If, after all Units offered under the Initial Offering are sold, the Company may issue additional Membership Interests, subject to the approvals described in the Operating Agreement, which may include additional Preferred Membership Interests. Members will have the right (but not be obligated) to participate in any future sale of Preferred Membership Interests under the same terms and conditions offered to other investors, in order to maintain their ownership interests. Failure to participate will likely result in dilution of the Members' Membership Interests in the Company and any preferred returns of the Company.

Transfer to Employee Owned Cooperative: Reem Assil currently anticipates transferring her Common Membership Interest as Manager of the Company to an entity operating on a cooperative basis owned by the employees of the Company and its subsidiaries ("Cooperative"). Prior to or concurrently with such transfer, Reem Assil intends to transfer 5% of her Common Interest to Zaynah Hindi. Zaynah Hindi's ownership interest will be subject to drag along rights upon transfer of Reem Assil's Common Interest to the Cooperative. Upon such transfer, the Cooperative shall become the sole Manager of the Company.

Right of First Refusal: The Company, then the Members (proportionately based on their Membership Interests) in that order of priority will have a right of first refusal on transfers of Preferred Membership Interests, with limited exclusions as set forth in the Operating Agreement.

Notwithstanding the foregoing: THE MEMBERSHIP INTERESTS ARE NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933 AS AMENDED (THE "SECURITIES ACT") AND ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION REQUIREMENTS PURSUANT TO THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND REGULATIONS. THE MEMBERSHIP INTERESTS WILL BE RESTRICTED SECURITIES AS SUCH TERM IS DEFINED UNDER APPLICABLE RULES AND REGULATIONS PROMULGATED UNDER THE SECURITIES ACT AND SHALL BE SUBJECT TO FURTHER RESTRICTIONS ON TRANSFER AS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT.

THE MEMBERSHIP INTERESTS CANNOT BE SOLD OR TRANSFERRED BY AN INVESTOR UNLESS THEY ARE EITHER REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. BY THE EXECUTION OF THE OPERATING AGREEMENT, EACH INVESTOR WILL REPRESENT, AMONG OTHER THINGS, THAT SUCH INVESTOR IS ACQUIRING A MEMBERSHIP INTEREST FOR SUCH INVESTOR'S OWN ACCOUNT FOR INVESTMENT AND NOT WITH A VIEW TOWARD, OR FOR, RESALE.

Conditions to Offering: The funds generated by this Offering shall be immediately available for expenditure by the Company notwithstanding the fact that it has not received a full subscription under this Offering. No investor shall have the right to the return of all or any portion of its subscription unless the offering is terminated by the Manager for any reason, as may be set forth in the Operating Agreement, or by operation of law in the state of residence of the investor.

Subscription Procedures: In order to subscribe for a redeemable Preferred Membership Interest, you must fully and accurately complete and sign the Company's Subscription Agreement (including the Investor Questionnaire), the Company's Operating Agreement and other documents as we may request, together with any requisite payment in the form of a check, or other form of payment acceptable to us, payable to REEM'S HOSPITALITY GROUP LLC.

The Subscription Agreement contains representations and warranties you must make to the Company concerning your financial condition and investment experience, in accordance with the Securities Act and applicable Blue-Sky laws. The Company is interested in accepting only the subscriptions of investors who have made an informed decision to invest in the Company, and who have the financial stability and experience to make an informed decision.

Once you have subscribed to the purchase of the Units and your subscription has been accepted, you will have no right to withdraw the subscription. We reserve the right to reject any subscription in whole or in part or to allot to any prospective investor less than the amount of Preferred Membership Interest Units subscribed for by such investor.

Risk Factors: THE PURCHASE OF PREFERRED MEMBERSHIP INTERESTS IN THE COMPANY INVOLVES SIGNIFICANT RISKS AND IS NOT A SUITABLE INVESTMENT FOR ALL POTENTIAL INVESTORS. An investment in a Preferred Membership Interest is subject to many risks, including, but not limited to, the risks associated with the issuance of illiquid securities and restrictions on transfer, including those set forth in this Offering and the Operating Agreement.

Operating Agreement: Your investment can only be made pursuant to the Amended and Restated Operating Agreement of REEM'S HOSPITALITY GROUP LLC dated January 1, 2024. If you decide to invest, you must read, agree to and become a party to the Operating Agreement. The terms and conditions of the Preferred Membership Interests summarized herein is a summary of the operative provisions contained in the Operating Agreement. In the case of any ambiguity or inconsistency between this Summary of Terms and the Operating Agreement, the Operating Agreement will control.

<u>INVESTOR SUITABILITY REQUIREMENTS</u>

THE INTERESTS BEING OFFERED ARE NOT BEING REGISTERED UNDER THE SECURITIES ACT IN RELIANCE UPON EXEMPTIONS FOR TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING.

Preferred Membership Interests will be sold only to persons or entities meeting very specific suitability standards. Even if a potential investor meets these minimum standards, a Preferred Membership Interest is not necessarily a suitable investment for everyone. EACH PROSPECTIVE INVESTOR SHOULD DETERMINE, AFTER CONSULTATION WITH ITS TAX, LEGAL AND INVESTMENT ADVISORS, WHETHER AN INVESTMENT IN THE COMPANY IS APPROPRIATE IN ITS PARTICULAR CIRCUMSTANCES.

Prospective investors will be required to execute the subscription documents prepared for the Offering. The subscription documents are subject to the Company's approval and acceptance, and the Company may reject subscriptions, in whole or in part, in its sole and absolute discretion.

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

Certain statements throughout this Memorandum, including the Company's financial projections, business strategy and plans and objectives for future operations are forward-looking statements rather than historical or current facts. Such forward-looking statements are based on the Manager's beliefs as well as assumptions made by and information currently available to the Manager. Such statements are inherently uncertain, and there can be no assurance that the underlying assumptions will prove to be valid. Although these forward-looking statements are made in good faith based upon assumptions that the Manager currently believes to be reasonable, the actual results that the Company achieves in the future will almost certainly differ materially from those contemplated as a result of many factors. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this paragraph.

RISK FACTORS

An investment in Reem's Hospitality Group LLC has a high degree of risk, and investors should consider, among other things, the following risk factors applicable to the Company's business and operations as well and their own financial position prior to purchasing a Preferred Membership Interest in the Company. The occurrence of any of the following risks, and other events not identified herein, could materially adversely affect the Company's business, financial condition and operating results in which event Preferred Members, as investors, could lose part or all of their investment. This list of potential risks is not intended to be inclusive.

Financial Projections. The financial projections provided in the Company's Offering materials are based on certain assumptions, including locations of the Businesses, food and beverage consumption by patrons, the number of tables and guests at the Business locations, operating expenses, labor costs, timing of certain events and other matters. The validity and accuracy of these assumptions will depend in large part on future events over which the Manager and the Company will have little or no control. While the assumptions represent the Manager's good faith estimates regarding certain material future events, actual operating results for the Company may be materially less favorable than their projections. The projections identified by date will also differ from actual operations because expansion projects are beginning later than originally anticipated. Prospective investors should not rely on such projections as a guarantee of future operating performance or the timing thereof.

Pricing for the Offering. The Company has determined the price for the Preferred Membership Interests it is selling under this Offering based on anticipated costs to operate, acquire, construct and open the Businesses. The Offering price has no relation to the Company's assets, book value, earnings or net worth or any other traditional criteria of value.

Current and Future Funding Issues. The Company currently intends to raise the funds necessary to finance projected operations for the Businesses by selling equity interests and anticipates converting approximately $400,000.00 of existing debt and approximately $1,400,000.00 in SAFEs into equity as set forth herein and in the Operating Agreement. If the Company is unable to sell sufficient Membership Interests or convert its debt into equity, it may be required to seek alternate financing. If additional financing is not available to the Company on acceptable terms, the Company may limit its operations, or it may be forced to cease certain anticipated operations.

In addition, the Company may in the future need or desire to obtain additional funds by borrowing money and/or selling additional preferred equity interests or other interests in the Company, which may result in dilution of the Membership Interests to the extent Members (including Preferred Members) do not contribute sums necessary to maintain their ownership interests. The Company currently anticipates it may need to borrow $300,000.00. There is no guarantee that the Company will be able to locate any additional sources for funding or to obtain any equity financing. In this event, the capacity of the Company to undertake its desired activities could be materially and adversely impaired. Additionally, loan payments will take priority over distributions to members and, as such, will have an adverse impact on distributions to the Members.

Intangible Factors. The success or failure of the Businesses is based on several intangible factors such as how the concept and design will continue to be received by the demographic in which the Company's current businesses are located or how it will be received in any new locations, whether the Businesses will attract and continue to attract patrons and wholesale customers, the Company's ability to attract and retain quality employees and suppliers, adequate capital resources, the effectiveness of its marketing efforts and competition. Although the Manager believes the concept will continue to be looked on favorably and that the Company can provide experienced industry management and operations experience, no assurance can be given that the Businesses will be profitable or that investors will ever receive a return of all or any portion of their investment.

Reliance on Manager. The Manager has complete discretion to control and manage the business operations of the Company and its affiliates or subsidiaries, and the Company will ultimately be managed by the Cooperative as the Managing Member. Although the investors will have limited voting rights on non-operating matters (as specified in the Operating Agreement), all decisions with respect to the ownership, management and operation of the Businesses will be made by the Manager. The investors will not make decisions with respect to the management, disposition or other realization of any asset made by the Company, or other decisions regarding the Company's business and affairs unless otherwise expressly set forth in the Operating Agreement. Accordingly, investors will have a very limited right to influence the decision-making process and will have no real voice in the management of the Company. No person or entity should invest in the Company unless it is willing to rely exclusively on the Manager's judgment and abilities and the ability of the Cooperative to manage the Company once it becomes the Manager. The loss or unavailability to the Company of the current Manager or, after the Cooperative becomes the Manager, the loss of key officers, directors and/or employees within the Cooperative could have a materially adverse impact on the Company's business prospects and operations.

Manager's Other Activities. The Manager currently engages and may continue to engage in other activities of all types and is required to devote to the Company only such time as she reasonably determines is necessary for the proper performance of their duties to the Company and the operation of its business. The Manager will have no duty to account to the Company for profits derived from such other activities, the Company and its Members will have no interest in such activities or operations and an investment in the Company will not be an investment in such other current or future activities or operations.

Reem's Oakland Tenant Improvements; Compliance The Manager currently believes that the proceeds from this Offering should be sufficient to fund operations of the Businesses and the improvements for the Reem's Oakland premises, asset acquisition, various pre-opening expenses, and provide working capital for initial operations. However, the Company is still in the design development stage (including planning, design and pricing) and is currently awaiting City of Oakland health and construction permits); no assurance can be given that there will not be unforeseen circumstances that would materially increase the cost to construct and open Reem's Oakland as planned. If unanticipated upgrades are required or imposed in order to comply with applicable laws (including the Americans with Disabilities Act) for Reem's Oakland or any of the other Businesses, the cost of such upgrades could be substantial and could require the Company to seek additional financing or equity funding. The timely completion of the construction of Reem's Oakland depends on the ability of the Company's contractor to fully perform its obligations regarding the construction process. In the event the contractor is not able to complete the construction for any reason or in the event unanticipated changes or upgrades are required, such events could delay the opening or have a material impact on its design, layout and functionality, any of which could materially and adversely affect Reem's Oakland and the Businesses' cash flow and overall success.

Due Diligence. The Manager has performed certain due diligence in connection with the Company's leasing of the Reem's Oakland premises and the acquisition of assets for the business to be operated therein as well as its other Business locations. While every effort was made to undertake a thorough due diligence process, there can be no guarantee that every possible risk has or will be uncovered. In many circumstances, the Company and the Manager has been relying on information and representations supplied by third parties for its various Business premises and is under no duty to independently verify such information, which may later prove to be false, inaccurate or incomplete. In each case, the Company's leasing of the Businesses' premises may be without any recourse, or with only limited recourse, with respect to unknown liabilities or conditions. As a result, if substantial sums become necessary to remedy an unknown condition, such a scenario could adversely affect the cost of renovations, cash flow and operating results of the Company.

Licenses and Permits. The Company's business operations at the Businesses require obtaining and maintaining the issuance of various permits from city, county and state authorities and other local governmental agencies, including obtaining approval from the California Department of Alcoholic Beverage Control for liquor licenses at certain locations. Such licenses and permits are issued at the discretion of the issuing authority, and there is no guaranty that all licenses and permits applied for by the Company will be issued. The inability of the Company to receive one or more such permits or licenses may materially and adversely affect the Company's operations. In the meantime, the Company has been and will be incurring expenses in anticipation of such approval.

Operating Costs In general, restaurant and bakery operating costs, such as leasing costs, utilities, insurance, varying lease costs, food and beverage costs and labor costs have increased steadily over the past several years and will likely increase in the future, particularly in light of current Consumer Price Index increases. Although the Company will diligently attempt to defray such increases through cost control measures and by passing such increases on to the customers of the Businesses where practical, it may not be possible to avoid incurring additional operational costs and increased costs as a percentage of sales. Furthermore, many of the Businesses' operating costs are not based on or tied to revenue, and it is therefore possible that any decrease in revenues will likely reduce income and cash flow disproportionately.

CDTFA Audit. During 2020 and 2021, when the Company was most impacted by the COVID-19 pandemic, the Company partnered with World Central Kitchen to prepare and sell meals to feed houseless populations. The Company assumed these we not "sales" for which sales taxes were due but rather $10/meal from a non-profit to subsidize mutual aid work. Instead, sales taxes were payable by the Company. After review and discussion, it was determined that the Company owed approximately $81,000.00 to the CDTFA. The Company has been making payments but the current balance is equal to $69,843.92.

Labor Conditions. Although the Manager has incorporated projected anticipated wage increases into the Company's financial projections, total labor costs (including any mandated benefits or employer contributions) are difficult to project with any a great degree of certainty, particularly when factoring in overtime or the ability to hire and retain quality employees. To the extent that some or all of such costs do not reflect inflation or future mandated increases or cannot otherwise be reasonably offset by higher revenues or surcharges, as determined by the Manager, these expenses could adversely affect the profitability and/or viability of the Businesses.

No Guarantee of Distributions. While the holders of the Preferred Membership Interests are entitled to the preferential payment of distributions as provided for in the Operating Agreement, the Company cannot guaranty that its Businesses will be successful and that the Company will have sufficient funds available to make distributions. Subject to the terms of the Operating Agreement, all distributions of net profits will be made at the sole and absolute discretion of the Manager after considering the Company's cash flow needs and reasonable reserves for anticipated expenses.

Tax Consequences An investment in or any transfer of the Membership Interests in the Company may result in adverse tax consequences. The Company has election to be taxed as a "C corporation" effective January 1, 2024. The Internal Revenue Service or the courts might disagree with positions taken by the Company and there could be adverse tax consequences to its Members as a result. Therefore, in addition to reviewing this Memorandum and the Operating Agreement, PROSPECTIVE INVESTORS ARE STRONGLY URGED TO CONSULT WITH THEIR OWN TAX ADVISORS, WITH SPECIFIC REFERENCE TO THEIR OWN TAX POSITIONS. The recently enacted federal tax legislation known as the Tax Cuts and Jobs Act of 2017 and the Inflation Reduction Act of 2022 create additional uncertainties and makes it all the more important for investors to seek their own independent tax advice.

Restrictions on Transfer. THE MEMBERSHIP INTERESTS IN REEM'S HOSPITALITY GROUP LLC HAVE NOT BEEN REGISTERED UNDER APPLICABLE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED, OR OTHERWISE PLEDGED, HYPOTHECATED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF, UNLESS THEY ARE EITHER REGISTERED OR QUALIFY FOR AN EXEMPTION FROM REGISTRATION UNDER SUCH SECURITIES LAWS. ACCORDINGLY, INVESTORS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT AND INVESTORS SHOULD BE PREPARED TO HOLD THEIR MEMBERSHIP INTERESTS FOR AN INDEFINITE PERIOD OF TIME. The Operating Agreement also restricts the transfer of Membership Interests and provides for rights of first refusal to the Manager, the Company and other Members as well as certain buy-out rights (at pre-determined values for Preferred Members). Any potential investor should carefully review and evaluate all restrictions on transfer of a Preferred Membership Interest as well as events triggering a buy-out.

No Market for the Company's Membership Interests. There is currently no public market for the Company's Membership Interests, nor is one likely to develop. Moreover, if a Member were able to sell its Membership Interests subject to the restrictions on transfer as set forth in the Operating Agreement, and if such sale were permitted under applicable securities laws, the Member might receive less than the amount of its original investment.

Food-Related Illnesses. A number of ailments or allergies related to a variety of food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials and caused serious illness in some cases. One or more outbreaks of such food related illnesses or allergic reactions, whether epidemic or isolated, may cause liability and could adversely affect consumer demand for certain foods and consequently negatively impact the operations and profitability of the Businesses despite the Company's safety guidelines or whether it bears any responsibility.

Potential Liabilities. Over the course of its operations, the Company may incur a number of obligations and liabilities, be subject to a number of different claims and lawsuits and be responsible for indemnifying the Manager, among others, for liabilities incurred in connection with the Company's business and affairs. Such liabilities and indemnification obligations could be substantial and, if incurred, could materially adversely affect the Company's success or cash flow.

COVID-19 Pandemic; Government Mandates. The COVID-19 Coronavirus pandemic and its resulting health orders, including shelter-in-place orders and limits on restaurant and bakery operations and capacity have had a material impact on hospitality operations since March of 2020. While the Manager expects that these limitations have been mostly overcome and has attempted to make reasonable estimates to account for potential limitations, the Company cannot guarantee that the Businesses will operate at full capacity at all times or that current conditions will not get worse, including as a result of other pandemics, endemics, viruses or other public health or environmental conditions. Additionally, although the Company fully intends to take reasonable safety precautions and follow health and government guidelines, it cannot guarantee that patrons or staff will not get infected. This could limit operations and also expose the Company to liabilities despite its insurance coverage or safety practices.

General Economic or Market Conditions. This Offering and the financial projections assume ideal conditions. Relatively low margins in the restaurant and bakery business, increasing labor costs, fluctuation in the costs of goods, and/or changes in city fees, policies or local, state or federal laws and other matters beyond the Company's control can be difficult to absorb and can adversely affect the bottom line and viability of the Businesses. Although the projections and assumptions show a reasonably good margin and potential that would allow the Company to continue as a going concern, no guarantee is being made as to the amount, if any, or timing of distributions, nor as to the life span and overall success of the Businesses.

ADDITIONAL INFORMATION

This document has been prepared by the Company and is being delivered to a limited number of parties who may be interested in pursuing an investment opportunity in Reem's Hospitality Group LLC. The sole purpose of this document is to assist prospective investors in deciding whether to proceed with an investment and make their own evaluation of the business opportunity afforded by the Company. The Manager does not make any express or implied representation or warranty as to the accuracy or completeness of the information contained in this Offer.

Prospective investors and their advisors are invited to review all materials available to the Company relating to the Company's plan of operation, contracts and inspections to the extent applicable and any other material related to this Offering. This includes more detailed financial projections, assumptions and budgets that are available upon request. The Company will afford prospective investors the opportunity to ask questions of, and receive answers from, the Manager concerning such matters and to obtain any additional information (to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense) necessary to verify the accuracy of any information set forth in this Memorandum.

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

REEM'S HOSPITALITY GROUP LLC
a California Limited Liability Company Dated

January 1, 2024

(Attached)

AMENDED AND RESTATED
OPERATING AGREEMENT
OF
REEM'S HOSPITALITY GROUP LLC
a California Limited Liability Company

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, THE TERMS AND CONDITIONS WHICH ARE SET FORTH IN THIS AGREEMENT.

This Amended and Restated Operating Agreement **("Agreement")** is entered into effective January 1, 2024 by and among the parties listed on the signature pages hereof and such other Members who may subsequently become parties to this Agreement.

RECITALS

A. Articles of Organization **("Articles")** for Reem's Hospitality Group LLC, a limited liability company organized under the laws of the State of California **("Company"),** were filed with the California Secretary of State on March 29, 2018.

B. The Original Member entered into a written Operating Agreement as the sole Member of the Company **("Prior Operating Agreement").**

C. The Members desire to amend and restate the Prior Operating Agreement to restructure the Company and its Membership Interests and provide for the Company's governance, the conduct of its business and the rights and obligations of its Members, upon the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the Members hereby agree as follows:

1. Definitions. When used in this Agreement, the following terms shall have the meanings set forth below, and all terms used in this Agreement that are not defined in this Section shall have the meanings set forth elsewhere in this Agreement:

"Act" means the California Revised Uniform Limited Liability Act, California Corporations Code §§17701.01, et. seq., including any amendments thereto.

"Affiliate" means any Person controlling, controlled by, or under common control with

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another Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management, decisions and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

"**Budgeted Reserves**" is defined in Section 6.1.

"**Capital Contribution**" shall mean, with respect to any Member, the total amount of cash, cash equivalents and the fair market value of property (other than money) or services, as determined by the Manager, contributed to the capital of the Company in consideration of a Membership Interest held by such Member. A Capital Contribution may include subsequent contributions by the Members to the capital of the Company. A Capital Contribution shall not be deemed a loan, but may include forgiveness of a loan or a conversion of debt to equity under the terms of any existing loan or other debt approved as set forth herein.

"**Class A Interest(s)**" means the Membership Interest(s) held by the Class A Preferred Member(s), which interests are redeemable as set forth in Section 3.3(c).

"**Class A Preferred Members**" or "**Class A Members**" means those Members subscribing to Membership Interests in the Company from the Class A Offering under the terms of Section 3.3(a)(i) of the Phase 1 Offering as those interests are identified from time to time in Exhibit A, attached hereto and made a part hereof, and those Members who may later become Class A Members of the Company upon the issuance of additional Membership Interests as set forth in Section 3. Said Members shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters expressly set forth herein or as otherwise expressly set forth herein.

"**Class A Offering**" is defined in Section 3.3(a)(i).

"**Class B Interest(s)**" means the Membership Interest(s) held by the Class B Preferred Member(s), which interests are redeemable as set forth in Section 3.3(c).

"**Class B Preferred Members**" or "**Class B Members**" means those Members subscribing to Membership Interests in the Company from the Class B Offering under the terms of Section 3.3(a)(ii) of the Phase 1 Offering as those interests are identified from time to time in Exhibit A, attached hereto and made a part hereof. Said Members shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters expressly set forth herein or as otherwise expressly set forth herein.

"**Class B Offering**" is defined in Section 3.3(a)(ii).

"**Class C Interest(s)**" means the Membership Interest(s) held by the Class C Preferred Member(s), which interests are redeemable as set forth in Section 3.3(c).

"**Class C Preferred Members**" or "**Class C Members**" means those Members subscribing to Membership Interests in the Company under the terms of the Class C Offering as those interests are identified from time to time in Exhibit A, attached hereto and made a part hereof. Said Members shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters expressly set forth herein or as otherwise expressly set forth herein.

"**Class** C **Offering**" is defined in Section 3.3(b).

"**Common Interests**" means the Membership Interest(s), measured in Common Units, held by the Common Members.

"**Common Member**" means the Original Member and any other Person who holds Common Interests and is admitted as a Member in accordance with this Agreement.

"**Consent of the Members**" shall mean the approval of a Member or Members whose Membership Interests in the Company represent a majority (i.e., more than fifty percent (50%)) of the aggregate Membership Interests of all of the Members, except as otherwise expressly provided herein.

"**Conversion Amount**" means either the purchase amount of a Simple Agreement for Future Equity with the Company (**"SAFE"**) that was converted into a Class A Interest or the outstanding obligation of a promissory note that was converted into a Class B Interest, each as set forth on Exhibit A.

"**Distributable Profits**" are defined in Section 6.1.

"**Economic Interest**" means a person or entity's right to share in the income, gains, losses, deductions, credit or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member, including the right to vote or to participate in management to the extent permitted herein.

"**Effective Date**" means July 1, 2023.

"**Manager**" shall mean initially the Original Member and any Person that replaces the Original Member in accordance with the terms of this Agreement.

"**Member**" shall mean each person or entity who is an initial signatory to this Agreement, has been admitted to the Company as a Member in accordance with this Agreement, including the Total Initial Offering, or who otherwise acquires a Membership Interest as permitted under this Agreement, and who remains a Member.

"**Membership Interest**" means a Member's rights in the Company, collectively, including the Member's Economic Interest as set forth in Exhibit A, as amended from time to time by the Manager as set forth in this Agreement, any right to vote or participate in management in accordance with the Member's percentage ownership interest as set forth herein, and any right to information concerning the business and affairs of the Company as set forth herein or required by the Act. The Class A Interests and Class B Interests shall initially be based on the Phase 1 Offering and shall be determined as set forth in Section 3.3.

"Net **Profits**" and "Net **Losses**" are defined in Section 6.1.

"Original Member" means Reem Assil.

"Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

"Phase 1 **Offering"** means the Class A Offering and the Class B Offering.

"Preferred Member(s)" means collectively the Class A Preferred Members, Class B Preferred Members, Class C Preferred Members, or any one of them, and such other non-managing Membership Interests as may be created in accordance with Section 3 below; said Members shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters expressly set forth herein.

"Preferred Membership Interest" means the Membership Interest of a Preferred Member.

"Proprietary Information" is defined in Section 13.1.

"Regulations" or **"Treasury Regulations"** means the income tax regulations promulgated by the United States Department of the Treasury for the purpose of interpreting and applying the provisions of the Code, as such Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

"Reem's California Concept" means the Arab street corner bakery and restaurant concept that builds community through the warmth of Arab hospitality and fresh baked bread, using traditional Arab flavors and local ingredients, all prepared with California love, which offerings include mana'eesh (topped flatbread), ka'ik (toasted sesame seed bread sandwiches), mezza, fresh baked pita bread, falafel, salads and other Arab street food to be operated under the "Reem's," "Reem's California" and/or "Reem's Bakery" trade names.

"Restaurant(s)" is defined in Section 2.2.

"RPF" means REAL People's Holdings LLC.

"Securities Act" means Securities Act of 1933, as amended.

"Subscription Agreement" means that certain Subscription Agreement of the Company executed by each Preferred Member and approved and accepted by the Company, by which a Preferred Member subscribes to Units of Membership Interests in the Company subject to the terms and conditions therein and herein.

"**Surplus**" is defined in Section 6.1.

"**Total Initial Offering**" means the Class A Offering, Class B Offering and Class C Offering.

"**Transfer**" is defined in Section 7.1(a).

"**Undistributed Recapture Amount**" means: (a) with respect to a Capital Contribution made in cash, the difference, if any of (i) one hundred fifty percent (150%) of the cash Capital Contribution made to acquire such Membership Interest, less (ii) the amount of Distributable Profits received with respect to that Membership Interest pursuant to Section 6.5, and (b) with respect to a Capital Contribution made by conversion of debt or a SAFE, the difference, if any, of (i) one hundred fifty percent (150%) of the Conversion Amount used to acquire that Membership Interest, less (ii) the amount of Distributable Profits received with respect to that Membership Interest pursuant to Section 6.5.

"**Unit**" means the measure by which Membership Interests are acquired, resulting in a numerical representation of Membership Interests.

"**Vote**" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

"**Worker Owned Cooperative**" is defined in Section 3.2(b).

"**Worker Owned Cooperative Transfer**" is defined in Section 3.2(b).

2.   **Organizational Matters.**
    2.1. <u>Name.</u> The name of the Company shall be "Reem's Hospitality Group LLC." The Company may conduct business under such other names approved by the Manager provided that the Manager complies with the Act and any other applicable laws, files fictitious name certificates and the like and files any necessary amendments.

    2.2. <u>Business Purpose.</u> Notwithstanding the purpose of the Company which is described in the Articles, the current purpose of the Company shall be to: (a) operate restaurants, kiosks and bakeries (referred to herein as "**Restaurant(s)**"), provide catering services and/ or sell wholesale bread and other products under the Reem's California Concept, including (i) the "Reem's California" Restaurant currently located at 2901 Mission Street in San Francisco, California under the Reem's California Concept through the Company's Affiliate Reem's CA Mission LLC, a California limited liability company, (ii) the "Reem's California" commissary kitchen located at located at 1419 34th Avenue in Oakland, California through the Company's Affiliate Reem's California LLC, a California limited liability company, and (iii) the kiosk space at Ferry Plaza in San Francisco, California to be opened and operated, currently on a short-term basis under the Reem's California Concept through the Company's Affiliate Reem's California LLC; and (b) such other activities related or incidental to the Company's business as determined by the Manager. The identification of this specific purpose shall not limit the general authority of the Company to engage in any other lawful business activity approved as set forth herein.

2.3. <u>Term.</u> The term of the Company shall continue in perpetuity unless sooner terminated pursuant to the provisions of this Agreement or as provided by law.

2.4. <u>Principal Place of Business.</u> The Company shall continuously maintain an office and registered agent in the State of California as required by the Act. The principal office of the Company shall be 2901 Mission Street, San Francisco, California 94110, or such location as determined by the Manager. The registered agent shall be as stated in the Articles or as otherwise determined by the Manager.

2.5. <u>Organizational Expenses.</u> The Members acknowledge and agree that the Manager shall have the right and authority to pay the Company's organizational and business expenses and expenses incurred in connection with this Agreement and the Total Initial Offering, including, without limitation, attorney's and accountant's fees, advances made and expenses and other costs incurred prior to the execution of this Agreement.

3. Capital Contributions.

3.1. <u>Capital Contributions.</u> Upon its execution of this Agreement or upon the sale of Membership Interests as authorized herein, as the case may be, each Member shall contribute to the Company as its Capital Contribution the amount specified in a Subscription Agreement approved by the Company and <u>Exhibit A</u> to this Agreement, attached hereto and made a part hereof, as such <u>Exhibit A</u> may be amended by the Manager from time to time consistent with this Agreement as Membership Interests are sold. A Capital Contribution may include a Conversion Amount. If a Member fails to make its initial Capital Contributions within fifteen (15) days after the date of the Member's subscription to this Agreement, that Member's entire Membership Interest shall terminate, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney's fees caused by the failure to make the initial Capital Contribution. A Member shall not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as expressly provided in this Agreement.

3.2. <u>Common Interests.</u>

(a) The Company currently has **10,000,000** Units outstanding, all of which are owned by the Original Member. The Common Interests are eligible to vote on all matters under this Agreement and applicable law, except for those matters reserved to RPF.

(b) <u>Worker Owned Cooperative.</u> The Members acknowledge, understand and agree that the Original Member may desire to transfer five percent (5%) of her Membership Interest to Zaynah Hindi, subject to drag along rights upon transfer of the Original Member's Membership Interest, and then, as part of the same transaction, either (i) transfer the rest of her Membership Interest to an entity operating on a cooperative basis that is owned exclusively by the employees of the Company and/or its Affiliates **("Worker Owned Cooperative"),** or (ii) have her remaining Membership Interest redeemed by the Company on condition that the Worker Owned Cooperative

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be made both a Common Member and Manager (the **"Worker Owned Cooperative Transfer"**); *provided, however,* that (A) such a Worker Owner Cooperative Transfer shall be conditioned upon, and not effective until, the amendment of this Agreement to provide for the terms that will apply after such a transfer and, if applicable, a restructuring of the Company's Affiliates, approved as set forth in Section 5.2(a), and (B) the Members acknowledge, understand and agree that any such terms for a Worker Owned Cooperative Transfer shall provide, without limitation, for a reasonable dividend or patronage to be paid to the Worker Owned Cooperative prior to payment of Distributable Profits and that any redemption, earnout or other sums payable in consideration of the Worker Owned Cooperative Transfer shall be paid by the Company.

3.3. <u>Total Initial Offering.</u>

(a) Ph se 1 Offerin . The **"Phase 1 Offering"** shall mean and refer to the sale of Class A Interests and Class B Interests sold under this Section 3.3(a) for up to an aggregate of approximately Two Million Six Hundred Thousand Dollars ($3,100,000.00) as follows:

(i) <u>Class A Preferred Member Membership Interests.</u> The Members hereby acknowledge, understand and agree that the Company shall have the right to sell units of Class A Preferred Member Membership Interests for up to a total of Two Million Two Hundred Thousand Dollars ($2,200,000.00) at the price of One Dollar ($1.00) per Unit, comprising a total of 2,200,000 Units, with a minimum investment of Fifty Thousand Dollars ($50,000.00). Such sum may be increased as set forth in Section 3(a)(ii). Each Fifty Thousand (50,000.00) Unit shall be equal to a one-half of one percent (.5%) Class A Interest in the Company with the rights, obligations and preferences described in this Agreement (a Membership Interest equal to .00001% per Unit). The Members acknowledge that as of the date hereof there are approximately One Million Four Hundred Thousand Dollars ($1,400,000.0) in SAFEs outstanding, which the Company anticipates will be converted into Class A Preferred Member Membership Interests as part of the Class A Offering (defined herein). The Manager may sell fewer than a minimum of 50,000 Units to a purchaser so long as each Class A Preferred Member receives the same proportionate share of Membership Interest for their investment. The foregoing offering of Class A Interests shall be referred to herein as the **"Class A Offering;"** such offering may be reduced to the extent the Company sells Class C Interests under the Class C Offering described below. Class A Interests sold under the Class A Offering shall be redeemable as set forth in Section 3.3(c) below.

(ii) <u>Class B Preferred Member Membership Interests.</u> As of the date hereof, there is approximately Four Hundred Thousand Dollars ($400,000.00), including accrued interest, in outstanding non-institutional promissory notes made by the Company and/or its Affiliates to finance the opening and operation of the Company's existing businesses **("Current Loans").** The holders of the Current Loans shall have the right to convert the sums outstanding on their promissory notes to Class B Interests on the basis of a one-half of one percent (.5%) Class B Interest for every $50,000.00 of principal and interest outstanding on such loans converted into equity hereunder; provided, however, holders under the terms of certain Current Loans are entitled to a discount on conversion of between twenty percent (20%) and twenty-five percent (25%), so some such Units will be acquired hereunder for $.75 to $.80 per Unit and the overall number of Units and equity granted in connection with the conversion of the Current Loans may be greater than 400,000. Smaller Class B Interests may be issued for such conversions, or partial conversions

7

of a Current Loan may be permitted, if approved by the Manager and so long as each Class B Member receives the same proportionate share of Membership Interest for its converted Current Loan, except to the extent any holder is entitled to a discount. Except for any discounts to which a holder of a Current Loan is entitled, every One Dollar ($1.00) from a Current Loan converted hereunder shall be equal to a single Class B Unit equal to a Membership Interest of **.00001%.** To the extent that less than $400,000.00 is converted to Class B Interests, the Company may increase the amount of Class A Interests sold under Section 3.3(a)(i) under the Class A Offering in order to achieve the full financing under the Phase 1 Offering. The foregoing offering of Class B Interests shall be referred to herein as the **"Class B Offering."** Class B Interests sold under the Class B Offering shall be redeemable as set forth in Section 3.3(c) below.

(b) Cl ss C Offerin . In lieu of selling all Units under the Class A Offering, the Company may sell up to $500,000 of Class C Preferred Member Membership Interests through equity Regulation Crowdfunding as authorized by the Securities and Exchange Commission through an SEC-registered intermediary, broker-dealer or a funding portal or vehicle (which may include one or more special purpose vehicles). Each Class C Interest shall be sold on the same basis as Class A Interests (i.e., on the basis of a one-half of one percent (.5%) of Class C Interest for every Capital Contribution of $50,000.00, comprising a Membership Interest equal to .00001% for each Unit purchased and One Dollar ($1.00) of Capital Contribution made) and otherwise be subject to the rights and privileges of the Class C Members as set forth in this Agreement. The foregoing offering of Class C Interests shall be referred to herein as the **"Class C Offering."** The Manager shall have the right to determine minimum investments under the Class C Offering. The Class C Offering shall be conducted to qualify separately as necessary to comply under an applicable exemption from registration under the Securities Act (including, without limitation, Regulation CF). Class C Interests sold under the Class C Offering shall be redeemable as set forth in Section 3.3(c) below.

(c) <u>Redemption of Preferred Membership Interests.</u> Each of the Membership Interests sold under the Total Initial Offering shall be redeemed by the Company immediately upon the Company's distribution that causes the Undistributed Recapture Amount with respect to a Member's Membership Interest to be reduced to zero dollars ($0.00). Any such redemption shall be effected automatically without requiring notice thereof or surrender of the redeemed Membership Interest.

3.4.   <u>Close of Total Initial Offering.</u> The Manager shall have the discretion to accelerate the closing of the Total Initial Offering, or any phase thereof, at any time after a number of Units deemed suitable by the Manager have been subscribed. In the event that less than the number of Units available under the Total Initial Offering are subscribed, and the Manager determines that the number of Units sold are suitable and closes the Total Initial Offering, the Membership Interests of the Members in the Company will be adjusted accordingly. However, in the event that the Manager determines that such a suitable number of the Units have not been subscribed during any phase of the Total Initial Offering, the Manager has the sole and absolute discretion to: (i) extend the closing of the Total Initial Offering so as to achieve the suitable number of Units sold,
(ii) terminate the Total Initial Offering and return any remaining funds to the Preferred Members proportionately based on their Membership Interests in the Company, (iii) close the Total Initial Offering, reserve the remaining Units and initiate a secondary offering for such unsold Units or

include the unsold Units in the second phase of the Total Initial Offering; or (iv) close the Total Initial Offering with the Manager electing to obtain third-party debt financing for the Company's capital and cash flow needs.

3.5. <u>Additional Capital.</u> Once all Membership Interests are sold under the Total Initial Offering and if, thereafter, the Manager determines it is necessary to obtain additional capital by selling additional Preferred Membership Interests in the Company (because capital reserves over expected revenues for any period fall below such sum as the Manager determines is necessary to effectively operate the Company's business or because the Manager determines, with approval as set forth in Section 5.2(a), that additional Capital Contributions are needed to enable the Company to successfully open and operate its business), each Member (including the Manager) shall have the right to maintain its then current Membership Interest in the Company by purchasing such additional Preferred Membership Interests in proportion to its then-current Membership Interest upon the terms and conditions then being offered, as determined by the Manager and subject to Section 5.2(a) (including, without limitation, the right to offer such priority distributions and/or allocations of Distributable Profits for such additional Preferred Membership Interests as the Manager may reasonably determine, subject to Section 5.2(a)). The Members shall not be required to purchase such additional Preferred Membership Interests; however, the Membership Interests of any Members (including the Manager) who choose not to so purchase such additional Membership Interests shall be reduced proportionately as additional interests are sold.

3.6. <u>No Interest.</u> The Company shall not pay any interest on Capital Contributions.

3.7. <u>No Priorities.</u> Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

4.   Members.

4.1.   <u>Members.</u> The Members are those Persons expressly identified in <u>Exhibit A</u>, as may be amended by the Manager from time to time consistent with the terms and conditions of this Agreement. No Member is liable under a judgment, decree, or order of the court, or in any other manner, for a debt, obligation, or liability of the Company, except as provided by law. No Member is required to loan any funds to the Company. Each Member shall vote in proportion to the Member's Membership Interest as of the governing record date, determined in accordance with Section 4.5. Any action that may or that must be taken by the Members shall be by Consent of the Members, except as otherwise expressly set forth herein.

4.2.   <u>Admission of Additional Members.</u> Additional members may be admitted only with the approval of the Manager, in its sole and absolute discretion, subject to Section 5.2. Additional members will participate in the management and distributions of the Company on such terms as are determined by the Manager, subject to Section 5.2. This Agreement shall be amended as necessary or appropriate upon the admission of an additional member.

4.3.   <u>Expulsion.</u> Any Member, other than the Manager governed by the terms of Section 5.11, may be expelled as a Member of the Company by the action of the Manager as provided in this Section. Expulsion of a Member will be effective upon the approval of the Manager if, and only if, the Member has: (i) willfully and materially breached this Agreement and failed to cure such breach within thirty (30) days following written notice thereof, or (ii) transferred, sold, pledged, hypothecated, assigned, or otherwise disposed of its interests in the Company in violation of this Agreement. As of the effective date of any such expulsion, the expelled Member shall thereafter have the rights of a transferee as described in Section 7.6 (subject to offsets for amount due from the Member) and such expulsion shall be a Triggering Event as set forth in Section 8.1 and subject to purchase and sale as set forth in Section 8.

4.4. Record Dates. The record date for determining the Members entitled to notice of any meeting, to vote, to receive any distribution, or to exercise any right in respect of any other lawful action, shall be the date set by the Manager, provided that such record date shall not be more than 60 or less than 10 days prior to the date of any such action. In the absence of any action setting a record date the record date shall be determined in accordance with the Act.

4.5. Meetings. No annual or regular meetings of the Members are required to be held. If such meetings are held, such meetings shall be noticed, held and conducted pursuant to the Act. However, if the Members intend to take any action at a meeting for which the Consent of the Members is required, notice shall be given to all of the Members entitled to vote at the meeting no less than ten (10) days and no more than sixty (60) before such meeting. Any meeting, regular or special, may be held by conference telephone, teleconferencing or similar communication equipment, so long as all Members participating in the meeting can hear one another, and all such members shall be deemed to be present in person at the meeting. Members may also submit their votes to the Manager in writing in advance of or immediately following any meeting.

5. Management and Control of the Company.
5.1. Management of the Company.
(a) Manager. The business, property and affairs of the Company shall be managed by the Manager, except as otherwise expressly set forth herein. Except for situations in which RPF approval or the Consent of the Members is expressly required by this Agreement, the Manager shall have full, complete and exclusive authority, power, and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business, property and affairs. The Manager may appoint individuals as officers of the Company to act on its or the Company's behalf and to exercise such powers and duties as the Manager may delegate from time to time. In addition, while the Original Member is the Manager, she shall have the authority to supervise, direct and control decisions related to the food elements of the Reem's California Concept and all back-of-house and front-of-house operations of the Restaurants (and any other businesses of the Company's Affiliates operating under the Reem's California Concept), including, without limitation, food menus, recipes, ingredient profiles, ingredient combinations, methods for food and beverage preparation, chef training, staff hiring, service and staffing models, cultural and social formats.

(b) Powers of Manager. Without limiting the generality of Section 5.1(a) but subject to Sections 5.2 and 5.3, the Manager shall have all necessary powers to operate the

Restaurants and the Company's businesses and to make all decisions regarding those matters and to perform any and all other acts or activities customary or incidental thereto, including, without limitation, the power to exercise on behalf and in the name of the Company all of the powers of a natural person, including, without limitation, the power to:

(i)   Authorize the execution and delivery of any agreement on behalf of the Company;

(ii)   Incur any debt or obligation on behalf of the Company or borrow money from any party (including any Member), issue evidences of indebtedness in connection therewith, refinance, increase the amount of, modify, amend or change the terms of, or extend the time for the payment of any indebtedness or obligation of the Company, and secure such indebtedness by mortgage, deed of trust, pledge, security interest or other lien on Company assets; in connection therewith, and in addition to the Total Initial Offering, the Members acknowledge, understand and agree that (i) the Company may need to obtain loans (currently anticipated to be Three Hundred Thousand Dollars ($300,000.00), in addition to any existing SAFE and Current Loans, and (ii) the Company may use proceeds from the Total Initial Offering to pay any Current Loans not converted to Class B Interests;

(iii)   Acquire, lease, renovate, improve, alter, rebuild, demolish, alter real property and any other property or assets that the Manager determines is necessary or appropriate or in the interest of the Company, including identifying new Restaurants to be leased, improved and operated by the Company and taking such actions as may be in furtherance thereof;

(iv)   Sell, exchange, lease, or otherwise dispose of the real property and other property and assets owned by the Company, or any part thereof, or any interest therein;

(v)   Designate signatories for Company bank accounts, make checks, drafts and other evidences of indebtedness obligating the Company or pay money in any amount and/or endorse checks, drafts and other evidences of indebtedness made payable to the order of the Company;

(vi)   Obtain such licenses and permits as may be necessary or appropriate to operate the business of the Company;

(vii)   Hire or terminate employees and other personnel of the Company and to determine their compensation and benefits;

(viii)   Sue on, defend, or compromise any and all claims or liabilities in favor of or against the Company; submit any or all such claims or liabilities to arbitration; and confess a judgment against the Company in connection with any litigation in which the Company is involved;

(iv)   Retain legal counsel, auditors, and other professionals in connection with the Company business and to pay such remuneration therefor as the Manager may determine;

(x)   Act as agent for the Company in all matters, including, without limitation, any transactions or other dealings with or in connection with the Company's business operations or purpose;

(xi)   Subject to Section 5.2(a), admit additional Members for purposes of selling the Membership Interests or otherwise obtaining additional Capital Contributions as described in Section 3.5 (including, without limitation, the Total Initial Offering), and as may otherwise be authorized from time to time as set forth in this Agreement;

(xii)   Amend the Articles consistent with the terms and conditions of this Agreement; and

(xiii)   Any other transaction described in this Agreement unless RPF approval or the Consent of the Members is expressly required or as otherwise required by law.

5.2.   Actions Requiring RPF Approval.
(a)   For so long as RPF is a Member, neither the Manager nor any Member or officer shall have authority to cause the Company to engage in the following transactions without first obtaining the approval of the Manager and RPF, which approval by RPF shall not be unreasonably withheld, conditioned or delayed:

(i)   To amend, alter or repeal any provision of the Company's Articles or this Agreement, except as may be necessary to complete the Total Initial Offering consistent with the terms of this Agreement;

(ii)   To issue or sell Membership Interests or other equity interests or authorize a new class of Membership Interests other than the Units under the Total Initial Offering, including, without limitation, to issue or sell Membership Interests under Section 3.5 above;

(iii)   To issue or sell equity interests, or an instrument convertible into equity interests, in a subsidiary or Affiliate of the Company;

(iv)   To issue or sell any debt securities (convertible or otherwise), that are senior in repayment to the Class A Interests, other than trade payables arising in the ordinary course of business;

(v)   To retain reserves that would constitute Budgeted Reserves (ignoring the 75% limitation and Manager-discretion qualification) in an amount equal to more than seventy-five percent (75%) of the Surplus for any calendar year (or, if distributions are made in a calendar quarter, for such calendar quarter);

(vi)   To take any action that would result in the Company being taxed as anything other than a "C corporation;"

(vii)   Permit the Transfer of any Membership Interests owned by the Original Member, except for the Worker Owned Cooperative Transfer, a transfer by the Original Member to Zaynah Hindi of up to five percent (5%) of her Membership Interest or a transfer following a Triggering Event applicable to the Original Member as set forth in Section 8.1.

(b)   Additionally, the Company will consult with RPF prior to approving any subscription of a Class A Unit under the Total Initial Offering.

5.3.   Consent of the Members. Neither the Manager, nor any Member shall have authority to cause the Company to engage in any transactions described in this Agreement as expressly requiring the approval or vote of the Members or as otherwise required by law without first obtaining the Consent of the Members, unless the vote of the Manager alone would achieve the Consent of the Members. In any instance in which the approval of the Consent of the Members is required under this Agreement, such approval may be obtained in any manner permitted by the Act.

5.4.   Merger. No Manager shall have authority to cause the Company to reorganize, dissolve, liquidate, or consolidate or merge with another limited liability company or corporation, general partnership, limited partnership or other entity without first also obtaining the approval of the majority of Class A Interests; provided, that any act which would cause a Member to incur personal liability for the obligations of the Company or its successor shall also require the consent of such Member. Approval of the Class A Interests shall not be required for a Worker Owned Cooperative Transfer in which the Worker Owned Cooperative becomes a party to this Agreement, as amended.

5.5.   Community Advisory Board. The Manager may, at its option, appoint a board of community advisors to provide advice and direction on expansion, financing and development of the Reem's California Concept. Such community advisory board shall not have authority to manage, control or make decisions on behalf of the Company, its business, property or affairs but may attend meetings called by the Manager.

5.6.   Non-Managing Members. Members who are not Managers of the Company shall have no authority to manage or control the business, property and affairs of the Company except to vote on the matters expressly permitted herein as Members or as otherwise set forth in any written agreement between the Company and such Member.

5.7.   Manager Compensation. The Manager and/or its principals shall be entitled to the following compensation and/or reimbursements (which may be paid in whole or in part from the Company's Affiliates operating under the Reem's California Concept):

(a)   Compensation for the Manager's services at or to the Restaurants and/or the Company's businesses generally consistent with industry standards.

(b)   A sum to cover an equitable allocation of costs for reimbursing the Manager and/or its or the Company's Affiliates for the Company's use of their personnel and resources, including, without limitation, the sharing of personnel and resources for marketing, human

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resources, training, development, supervision and operations at the Restaurants and/or the Company's other business locations. Such allocations and payments shall be determined from time to time by the Manager in its good faith discretion and paid monthly; and

(c)   Reimbursement for all expenses reasonably incurred by the Manager in the performance of the Manager's duties on behalf of the Company.

5.8.   Devotion of Time. The Manager shall devote such time, effort, and skill as is reasonably appropriate in order to effectively conduct and operate the Company's operations.

5.9.   Liability of Manager. Neither the Members nor the Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member, unless the loss or damage shall have been the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law. The Company shall indemnify the Manager to the fullest extent permitted by law and to save and hold it harmless from and in respect of all:
(i) fees, costs, and expenses incurred in connection with or resulting from any claim, action, or demand against the Company or any of its agents that arise out of or in any way relate to the Company, its properties, business, or affairs, and (ii) such claims, actions and demands and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise of any such claim, action or demand; provided, however, that this indemnification shall apply only so long as the such action or failure to act does not constitute gross negligence or willful misconduct. The termination of any action, suit, or proceeding by judgment, order, settlement, or upon a plea of no/o *contendre* or its equivalent, shall not of itself create a presumption that any person acted with gross negligence or willful misconduct. The rights of Manager under this section are in addition to any rights it may have under any other agreement with the Company.

5.10.   Term of Manager. The Manager shall serve until the occurrence of one of the Triggering Events described in Section 8.1(b). Upon the departure of the Manager and if the Company is not thereafter dissolved, any new Manager or Managers shall be appointed by the approval of the majority of Class A Interests in the Company.

5.11.   Removal. The Manager may be removed as a Manager of the Company only upon a vote of seventy-five percent (75%) or more the remaining Membership Interests (exclusive of the Manager) if the Manager: (i) is guilty of material dishonesty, misappropriation or fraud in connection with the operations of the Company or any of its assets, (ii) has been adjudicated to be guilty of a felony involving dishonesty, embezzlement or fraud in connection with the operations of the Company or engaged in conduct materially adverse to the Company's interests or reputation,
(iii) filed a voluntary petition in bankruptcy, been adjudged a bankrupt, or made or attempted to make an assignment for the benefit of creditors which has not been dismissed within sixty (60) days, or (iv) willfully and materially breached this Agreement and failed to cure such breach within sixty (60) days following written notice thereof. In the event of any such removal, the removed Manager shall only have the rights of a Member.

5.12.   Transactions between the Company and the Members. Notwithstanding that it may constitute a conflict of interest, the Members and their Affiliates may engage in any transaction with the Company so long as such transaction is not expressly prohibited by this Agreement and so long as the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company and are at least as favorable to the Company as those that are generally available from persons capable of similarly performing them.

       5.13. <u>Competing Activities.</u> The Members (including the Manager) and their Affiliates may engage or invest in any activity, including, without limitation, those other activities that might be similar to the Company's business, so long as such activities do not materially adversely affect the business of the Restaurants or any other restaurants of businesses of the Company or its Affiliates using the Reem's California Concept, do not use the Company's Proprietary Information and are not made in bad faith. In addition, the Members acknowledge and agree that: (i) the Original Member intends to develop other businesses, concepts or projects in the future, including, without limitation, other restaurants, cookbooks, management or concept development services, teaching, consulting, film or television enterprises and other ventures or activities, as an active participant, owner and/or investor, and that such activities and any similar future activities of the Manager are expressly permitted hereunder, and (ii) that the Original Member shall have the right to use ingredient profiles, recipes, derivations and concepts developed by her and/or her Affiliates, including those similar to those developed for the Reem's California Concept so long as such use does not materially adversely affect the reputation or business of the Company; the Members agree that such activities, whether during or after the Original Member is the Manager of the Company, are expressly permitted hereunder. Neither the Company nor any Member shall have any right in or to such other activities or to the income or proceeds derived from any such permitted activities. No Member shall be obligated to present any investment opportunity to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member shall have the right to hold any investment opportunity for its own account or to recommend such opportunity to persons other than the Company or the Members. Each Member hereby waives any and all rights and claims which it may otherwise have against the other Members and their Affiliates as a result of any of the activities permitted hereunder.

       5.14. <u>Manager as Agent and Attorney-in-Fact</u>. Each Member, by execution of this Agreement, irrevocably constitutes and appoints the Manager as such Member's true and lawful attorney-in-fact and agent, with full power and authority in such Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (i) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as such in any jurisdiction in which the Company conducts business; (ii) any certificate or amendment to the Articles of Organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (iii) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (iv) any certificates necessary to comply with the provisions of this Agreement. This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of a Member's Membership Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager. This power of attorney is a limited power of attorney and does not authorize the Manager to act on behalf of a Member except as described in this Section.

6.   Tax Classification and Distributions.
     6.1.   <u>Definitions.</u> When used in this Agreement, the following terms shall have the meanings set forth below:

     "Budgeted Reserves" shall mean an amount of up to seventy-five percent (75%) of the Surplus in any calendar year (or, if distributions are made in a calendar quarter, for such calendar quarter), which the Manager, in its sole and absolute discretion, may elect to set aside for: (a) working capital or operating expenses of the Company and/or its Affiliates, and (b) such other sums as the Manager determines is necessary to support and strengthen the Company's financial condition and to permit expansion of the Reem's California Concept; provided, however, that such amount may be up to one-hundred percent (100%) of the Surplus in any calendar year, or portion thereof, within the Discretionary Period.

     "Class B **Preference Period"** shall mean the period commencing on the day after the end of the Discretionary Period and ending following the expiration of twenty-four (24) full calendar months thereafter.

     "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time, the provisions of succeeding law, and to the extent applicable, the Treasury Regulations.

     "Discretionary Period" shall mean the period from the Effective Date until the expiration of eight (8) full calendar quarters thereafter.

     "Distributable Profits" shall mean an amount equal to the Surplus minus the Budgeted Reserves for each calendar year (or, if distributions are made in a calendar quarter, for such applicable calendar quarter).

     "Net **Profits"** and "Net **Losses"** shall mean the income, gain, loss, deductions, and credits of the Company and the Company's Affiliates operating under the Reem's California Concept (determined on a consolidated basis), in the aggregate or separately stated, as appropriate, reasonably determined by the Manager for federal income tax purposes.

     "Surplus" for a calendar year (or, if distributions are made in a calendar quarter, for such calendar quarter) shall be defined to mean the Net Profits actually received by the Company, whether itself or through Affiliates, for that particular calendar year (or quarter, if applicable) plus depreciation and amortization for such period but after deduction for state and federal taxes, less the sum of: (a) interest and principal payments that are due and payable by the Company and its Affiliates in the next calendar quarter, and (b) reasonable capital expenditures of the Company and its Affiliates that are budgeted for the next calendar quarter.

     6.2.   <u>Tax Classification; No State Law Partnership.</u> Effective as of January 1, 2024, the Company has elected pursuant to Treas. Reg. Section 301.7701-3(c) to be treated as a corporation

16

under the provisions of subchapter C of the Code. Neither the Manager nor any Member shall take any action that would result in the Company being taxed as anything other than a "C corporation" Without the prior written approval of RPF, the Company shall not be a partnership under state law (including without limitation a limited partnership) or a joint venture, and no Member shall be a partner or joint venturer of any other Member, for any reason, and no provision of this Agreement shall be construed otherwise.

6.3.   Reserved.

6.4.   Reserved.

6.5.   Distributions to Members.
      (a)   Distributable Profits. The amount, if any, of Distributable Profits shall be distributed to the Members on no less than an annual basis, and no later than sixty (60) days after the end of each calendar year, if available, as follows:

      (A)   For the Discretionary Period:

      (i)   First, to the Class B Members proportionally based on the Undistributed Recapture Amount of the Membership Interests they hold until the Undistributed Recapture Amount with respect to such Membership Interests is reduced to zero dollars ($0.00). When the Undistributed Recapture Amount of any such Class B Interest is reduced to zero dollars ($0.00), then Distributable Profits shall be not be shared with respect to such Membership Interest and such Membership Interest shall be subject to redemption as set forth in Section 3.3(c).

      (ii)   Second, to the Class A Members and Class C Members proportionally based on the Undistributed Recapture Amount of the Membership Interests they hold, until the Undistributed Recapture Amount with respect to such Membership Interests is reduced to zero dollars ($0.00). When the Undistributed Recapture Amount of any such Membership Interest is reduced to zero dollars ($0.00), then Distributable Profits shall be not be shared with respect to such Membership Interest and such Membership Interest shall be subject to redemption as set forth in Section 3.3(c).

      (iii)   Third, to the Common Members proportionally based on their Membership Interests.

      (B)   For the Class B Preference Period:

      (i)   First, to the Class B Members proportionally based on the Undistributed Recapture Amount of the Membership Interests they hold until the Undistributed Recapture Amount with respect to such Membership Interests is reduced to zero dollars ($0.00). When the Undistributed Recapture Amount of any such Class B Interest is reduced to zero dollars ($0.00), then Distributable Profits shall be not be shared with respect to such Membership Interest and such Membership Interest shall be subject to redemption as set forth in Section 3.3(c).

(ii) Second, to the Class A Members and Class C Members proportionally based on the Undistributed Recapture Amount of the Membership Interests they hold, until the Undistributed Recapture Amount with respect to such Membership Interests is reduced to zero dollars ($0.00). When the Undistributed Recapture Amount of any such Membership Interest is reduced to zero dollars ($0.00), then Distributable Profits shall be not be shared with respect to such Membership Interest and such Membership Interest shall be subject to redemption as set forth in Section 3.3(c).

(iii) Third, to the Common Members proportionally based on their Membership Interests.

(C) After the expiration of the Class B Preference Period:

(i) First, to the Class A Members, Class B Members and Class C Members proportionally based on the Undistributed Recapture Amount of the Membership Interests they hold, until the Undistributed Recapture Amount with respect to such Membership Interests is reduced to zero dollars ($0.00). When the Undistributed Recapture Amount of any such Membership Interest is reduced to zero dollars ($0.00), then Distributable Profits shall be not be shared with respect to such Membership Interest and such Membership Interest shall be subject to redemption as set forth in Section 3.3(c).

(ii) Second, to the Common Members proportionally based on their Membership Interests.

(b) Reserved.

(c) Assets of the Company. Any distributions payable to Members from the net proceeds of any sale of all or substantially all of the Company's assets or from a dissolution and winding up of the Company shall be made to the Members as set forth in Section 10.3. A merger or restructuring (in which the Members of the Company do not own a majority of the outstanding interests of the surviving entity) or sale of all of the assets of the Company shall be deemed a liquidation for purposes of such distribution allocations.

7. **Transfer and Assignment of Interests.**
7.1. Transfer and Assignment of Interests.
(a) Restriction on Transfer. Except as set forth in Section 8 and except for Transfers (as defined below) that comply with the terms and conditions of this Section 7.1, no Member shall be entitled to transfer, assign, convey, sell, encumber or in any way alienate all or any part of its Membership Interest (each, as applicable, a **"Transfer"**) except with the approval of the Manager, or in the case of the Original Member for Transfers other than those expressly permitted herein, with the approval of RPF. If a Member is a corporation, limited liability company, trust, partnership or other entity, the Transfer (as a consequence of a single transaction or any number of separate transactions) of fifty percent (50%) or more of the beneficial ownership interest and/or voting interests of the Member (including the Manager) issued and outstanding as of the date it became a Member shall constitute a Transfer hereunder and the terms and conditions

of this Section 7.1 shall apply.

(b)   Insolvency. The filing of a voluntary or involuntary petition in bankruptcy by or respecting any Member or the making by a Member (including a Manager Member) of an assignment for the benefit of creditors or the entering into any composition agreement with creditors by any Member **("Insolvency")** shall constitute a Triggering Event and offer by that Member to sell its Membership Interest in the Company owned by that Member to the Company and the other Members under the terms of Section 8.1, which offer shall be irrevocable so long as that condition exists.

(c)   Exempt Transfers. Notwithstanding anything to the contrary in this Section 7, the Members hereby agree that the following Transfers shall not trigger the purchase rights set forth in this Section 7: (i) the Worker Owned Cooperative Transfer; or (ii) a transfer by the Original Member of up to 5% of her Membership Interest to Zaynah Hindi, and that the following transfers shall not trigger the purchase rights set forth in this Section 7 or require RPF's approval: a Transfer by a Member to a trust or similar entity for estate planning purposes so long as the trustee or similar administrator making decisions on behalf of such entity and the owner of the beneficial interest in such trust or other entity is at all times the Transferring Member and, if a trust, the trust executes an acknowledgement of trust in a form acceptable to the Manager or reasonably acceptable to RPF in the event of a Transfer by the Original Member (and, thereafter, a change in any such trust or entity once the Member no longer holds the beneficial interest therein or no longer acts as the trustee or administrator therefor shall be considered a Transfer requiring compliance with this Section 7); _provided_ that any such permitted Transfer complies with Section 7.2 below that each transferee agrees in a writing satisfactory to the Company (or reasonably acceptable to RPF in the event of a Transfer by the Original Member) that the provisions of this Section 7 will continue to apply to the transferred Membership Interests in the hands of such transferee.

(d)   Notice of Intent to Transfer. Any Member proposing to make a Transfer shall deliver written notice to the Company and the Manager of its intention to do so **("Notice").** The Notice shall include details as to: (i) name and address of the proposed transferee, (ii) the percentage Membership Interest of the Company to be Transferred, (iii) the purchase price, and (iv) all of the terms and conditions of the transaction, including terms for payment. Promptly on receipt of such Notice, the Manager shall forward a copy thereof to each Member of the Company. In the event of an offer to sell pursuant to Section 7.1(b), the Notice shall be deemed given when the other Members receive actual notice of the filing or other occurrence constituting the offer.

(e)   Company's Option to Purchase.
(i)   For twenty (20) days following the Notice to the Company **("Company's Option Period"),** the Company shall have the option to purchase the transferring Member's Membership Interest, the applicable portion thereof, or, as to any interest purchased by the Company, such part of the Member's Membership Interest as the Company may lawfully re- purchase. The Company's Option Period may be extended to the extent necessary to determine the Purchase Price as set forth in Section 8.2 below and to provide the Company no less than ten (10) business days to exercise its option once the Purchase Price has been determined. The Company's right to exercise its option as set forth herein is subject to the approval of the Manager.

     (ii) If the Company exercises the option within the Company's Option Period, the Company shall pay the purchase price and complete the purchase in accordance with the terms and conditions set forth in Sections 8.2 and 8.5 below or as stated in the Notice, whichever is more favorable for the Company, notwithstanding the price and terms specified in the Notice (including that if the Transfer is the result of a lifetime gift or similar transfer the terms of Section 8.2 and 8.5 shall apply) (as applicable, the **"Option Price and Terms"**).

    (f} <u>Member's Option to Purchase.</u>
     (i) If the option in Section 7.1(e) is not exercised by the Company as to the entire Member's Membership Interest set forth in the Notice within the Company's Option Period, then all remaining Members shall thereafter have the option to purchase any (but not less than all) of the Member's Membership Interest not purchased by the Company upon the Option Price and Terms.

     (ii) Within twenty (20) days after the expiration of the Company's Option Period, any Member desiring to acquire any part or all of the Member's Membership Interest offered shall deliver to the Company a written election to purchase the Membership Interest specified therein (the **"Member Right of First Refusal Option Period"**). If the total percentage of Membership Interest specified in the election exceeds the percentage Membership Interest offered less the portion of such Membership Interest purchased by the Company, if any, each remaining Member shall have priority, up to the percentage of Membership Interest specified in its election, in such proportion of the offered Membership Interest (less the portion of such Membership Interest purchased by the Company, if any) as the percentage of Membership Interest that it holds. The Member Right of First Refusal Period may be extended to the extent necessary to determine the Option Price and Terms (if not determined during the Company's Option Period) and to provide the Members no less than ten (10) business days to exercise their option once the Purchase Price has been determined.

     (iii) Within five (5) business days after the time for the Members' elections to purchase has expired, the Manager shall notify each Member of the percentage of Membership Interest to which its election was effective, and each such Member shall complete the terms and conditions of the purchase within ten (10) days thereafter.

    (g) <u>Transfer of Interest.</u> If the Company and/or the Members do not exercise their options to purchase all of the Membership Interest set forth in the Notice, within the time limits set forth above, then the offering Member may, at its option, sell to the Company and the Members such Membership Interest as they have respectively elected to purchase, and dispose of the remainder in accordance with the terms specified in the Notice, or Transfer the entire Membership Interest in accordance with the terms specified in the Notice, any time up to, but not after one hundred twenty (120) days from the date of such Notice or the determination of the Purchase Price under Section 8.2, whichever is later. No Transfer of Membership Interest shall be made after the end of the one hundred twenty (120) day period, nor shall any change in the terms of the Transfer from those set forth in the Notice be permitted without giving a new notice of intention to Transfer and compliance with the procedures and requirements set forth in this Section

7.

      7.2.   Substitution of Members. A transferee of a Membership Interest shall have the right to become a substitute Member only if: (i) approval of the Manager is given in accordance with Section 7.1, except as expressly otherwise permitted therein, (ii) such person executes an instrument reasonably satisfactory to the Members accepting and adopting the terms and provisions of this Agreement, and (iii) such person pays any reasonable expenses in connection with its admission as a new Member. The admission of a substitute Member shall not release the Member who assigned the Membership Interest from any liability that such Member may have to the Company.

      7.3.   Community Property.
         (a)   Membership Interests shall be deemed to be owned exclusively by the owner of record, and any transfer by gift, will, dissolution of marriage or otherwise to a Member's spouse shall be deemed a disposition of the Membership Interests to a non-permitted transferee, subject to the provisions of this Agreement except as otherwise expressly permitted under Section 7.1.

         (b)   In the event the spouse of a Member shall predecease such Member, all of the Membership Interests then owned by such Member's spouse or a trust in which he or she is a trustee or a beneficiary, and which under the terms of the trust or the laws of testate or intestate succession would pass to someone other than the Member or a trust of which the Member is a trustee and under which the Member is entitled to receive all income from the Membership Interests (and, in any event, a trust which could qualify as a "qualified subchapter S trust"), shall be subject to an option in favor of the surviving Member to purchase the interest of the predeceased spouse, exercisable during the thirty (30) day period immediately following receipt by the surviving Member of notice of such attempted disposition, for the price determined in Section 8.2 and payable in accordance with Section 8.5.

         (c)   If, upon the dissolution of a Member's marriage or the legal separation of a Member and its spouse, any Membership Interests would be owned or transferred as separate property of such Member's spouse, then that Member shall have an option to purchase said interest, exercisable for thirty (30) days after the date of notice of dissolution or legal separation, for the price determined in Section 8.2 and payable in accordance with Section 8.5.

         (d)   If the Member described in subsections 7.3(b) or 7.3(c), above, fails in either case to exercise the purchase option, the transferee shall be deemed to have irrevocably offered to sell to the Company and the other Members all of said Membership Interest, in which case the Company and the other Members shall have thirty (30) days following expiration of the first thirty (30) day option period in which to elect to purchase the Membership Interest with the priorities set forth in Section 7.1, for the price determined in Section 8.2 and payable in accordance with Section 8.5.

      7.4.   Drag-Along Rights.
         (a)   Subject to compliance with Sections 5.2 and 7.2, and notwithstanding any

other provision of this Agreement (including, without limitation, any other provision of this Section 7), if the Original Member enters into, or proposes to enter into, an arms-length transaction (or a series of related arms-length transactions) pursuant to which the Original Member and other participating Members (the **"Drag-Along Group"**) will Transfer eighty percent (80%) or more of their Membership Interests to any Person (or group of Persons) (a **"Drag-Along Transaction"**), such Drag-Along Group shall have the option to require all, but not less than all, of the other Members to (i) Transfer all, but not less than all, of their Membership Interests to such Person (or group of Persons) in such Drag-Along Transaction in the manner set forth herein, and (ii) timely take all such other actions as such Drag-Along Group, on its own behalf, reasonably requests in connection with such proposed Transfer, and to make representations and warranties, as applicable, and agree to covenants and indemnities that are substantially similar to those made by such Drag-Along Group in connection with such Drag-Along Transaction. The aggregate purchase price paid by the Transferee(s) for all of the Membership Interests in a Drag-Along Transaction shall be allocated and disbursed to each of the Members in accordance with their respective Membership Interests. Notwithstanding the foregoing, in no event shall any price or other consideration paid to a Class A, Class B or Class C Member exceed the Undistributed Recapture Amount with respect to the Membership Interest being Transferred under the Drag Along Transaction.

(b)   The rights of such Drag-Along Group under this Section 7.4 may be exercised only by delivery by or on behalf of such Drag-Along Group to each other Member of a written notice **("Sale Notice")** of such proposed Transfer no later than thirty (30) days prior to the proposed closing thereof. The Sale Notice shall make reference to the obligations of the Members hereunder and shall describe in reasonable detail (i) the Membership Interest then owned by each Member, (ii) the name of the transferee(s), (iii) the terms and conditions of the Transfer, including the form and amount of the consideration to be paid therefore and a true and complete copy of the offer comprising such proposed Transfer, and (iv) the proposed date, time and location of the closing of such Transfer. Each other Member shall thereupon deliver at such closing duly executed documents Transferring all of such Member's Membership Interest, free and clear of all encumbrances, and each Member shall be entitled to receive the proceeds allocable to the Transfer thereof.

(c)   Such Drag-Along Group may cause the other Members to Transfer all of their Membership Interests pursuant to this Section 7.4, in accordance with the Sale Notice only if
(i) such Transfer is completed within one hundred eighty (180) days immediately following the date of delivery of the Sale Notice, (ii) such Transfer is made for substantially the same consideration and on substantially the same terms and conditions as set forth in the Sale Notice, and (iii) the requirements in Section 7.2 are met. If such a Transfer is not consummated within such specified period in the manner described above, then the Members shall continue to hold their Membership Interests subject to the provisions of this Section 7, and the provisions of this Agreement must be satisfied *de novo* before any Member may cause all of the other Members to Transfer all of their Membership Interests.

7.5.   <u>Transfers in Violation of this Agreement and Transfers of Partial Membership Interests.</u> Upon a Transfer in violation of this Section 7, the transferee shall have no right to vote or participate in the management of the Company or to exercise any rights of a Member. Such transferee shall hold only an Economic Interest in the Company and shall only be entitled to receive the share of Distributable Profits and distributions of the Company's assets to which the transferor would otherwise be entitled; the transferor will continue to be bound by this Agreement and all of its obligations to the Company and the other Members. Notwithstanding the immediately preceding sentences, the Members may determine, by the unanimous consent of the non-Transferring Members, that a Transfer in violation of this Section 7 is null and void.

8. **Triggering Events and Termination of Membership Interests.**
    8.1. Trissering Event.
        (a)   Upon the occurrence of the death, incapacity, expulsion, dissolution or Insolvency of any Member and, with respect to a Member Manager, including a removal or withdrawal other than a withdrawal as part of the Worker Owned Cooperative Transfer **("Triggering Event"),** the Company, then the Members, in that order of priority, shall have the right to purchase the Membership Interest **("Former Member's Interest")** of the Member who caused the Triggering Event **("Former Member")** upon the terms and conditions set forth herein by exercising such option within ninety (90) days from the effective date of the Triggering Event or thirty (30) days after the determination of the Purchase Price, whichever is later **("Option Period").**

        (b)   Upon a Triggering Event affecting the last remaining Manager, the Company shall dissolve unless the remaining Members of the Company **("Remaining Members"),** by the majority consent of the Class A Membership Interests, determine within ninety

(90) days of the Triggering Event to continue the business of the Company. If the Class A Members so consent to continue the operations of the Company, the Company and/or the Remaining Members shall purchase, and the Manager Member or its legal representative(s) shall sell, the Manager's Membership Interest as provided in this Section 8.

        (c)   For purposes hereof, the "incapacity" of a Member shall occur if a Member: (i) becomes physically or mentally incapacitated for a period of six (6) months as shown by an inability to make decisions with respect to the Company as required by the terms of this Agreement despite reasonable accommodations made by the Company for such disability, or (ii) has been declared by a court of law to be mentally unsound or incompetent.

    8.2. Purchase Price.
        (a) The purchase price **("Purchase Price")** to be paid for a Former Member's Interest or for the purchase of a Member's Interest in accordance with Section 7.1(e) or (fJ shall be determined based on the fair market value of the Former Member's or transferring Member's Interest as of the date of the Triggering Event **("FMV");** provided, however, that (i) in no event shall the Purchase Price for any Preferred Membership Interest be greater than the Undistributed Recapture Amount, and (ii) any consideration payable to the Original Manager in connection with a Worker Owned Cooperative Transfer shall not be determined as set forth herein but upon such terms and conditions as may be approved by the Worker Owned Cooperative and the Original Manager, subject to any approvals or amendments required herein.

(b) If the Former Member and the purchasing Members and/or the Company, as the case may be, are not able to agree on the Purchase Price of the Former Member's Interest within sixty (60) days following the effective date of the Triggering Event or the date the Company and/or the other Members elect to purchase the Former Member's Interest under Section 7, as the case may be, the Purchase Price shall be determined by a business appraiser selected by the Former Member and the purchasing Members. If the parties are unable to agree on the identity of the appraiser within fifteen (15) days thereafter, the Former Member and the purchasing Members shall each thereafter appoint their own appraiser. If the two appraisers so appointed are unable to agree on the value of the Former Member's Interest within thirty (30) days after being so appointed, they shall appoint a third appraiser. The decision in writing of any two of the three appraisers so appointed shall be binding and conclusive on the parties to this Agreement and on any person legally entitled to receive the value of the Former Member's Interest. All fees and expenses of each appraiser shall be borne equally by the purchaser(s) on the one hand and the Former Member on the other.

(c) Notwithstanding the foregoing, if the Triggering Event results from a material breach of this Agreement by the Former Member, the Purchase Price shall be reduced by an amount equal to the damages suffered by the Company or the Remaining Members as a result of such breach.

8.3. Notice of Intent to Purchase. Within the Option Period, the any Member shall notify the Company in writing of its desire to purchase a portion of the Former Member's Interest. The failure of any Member to submit a notice within the applicable period shall constitute an election on the part of the Member not to purchase any of the Former Member's Interest. Each Member so electing to purchase shall be entitled to purchase a portion of the Former Member's Interest in the same proportion that the Membership Interest of the each purchasing Member bears to the aggregate of the Membership Interests of all of the purchasing Members electing to purchase the Former Member's Interest.

8.4. Election to Purchase Less Than All of the Former Member's Interest. If the Manager and the purchasing Members fail to purchase the entire interest of the Former Member, the Company shall purchase any remaining share of the Former Member's Interest so long as the Company can do so in compliance with applicable law. Any purchase of a Former Member's Interest must be the entire interest.

8.5. Payment of Purchase Price. The Company and/or the purchasing Members, as applicable, shall pay the Purchase Price as follows; provided, however, if the Company or the purchasing Members receive proceeds from life insurance insuring the life of the Former Member whose Membership Interest is being sold or proceeds from the sale of substantially all of the assets of the Company, the Former's Member's proportionate share of said proceeds (based on the Former Member's Membership Interest immediately prior to the Closing (as defined below)) shall be used to pay the Purchase Price therefor immediately upon receipt, and the balance of the Purchase Price shall be paid as set forth herein unless the Company and the purchasing Members otherwise agree in writing:

(a)   The Company and/or the purchasing Members, as the case may be, shall pay the Purchase Price in thirty-six (36) equal monthly installments, plus accrued interest at the rate specified below, payable each month commencing as of the Closing.

(b)   The obligation of each purchasing Member and/or the Company, as applicable, to pay its portion of the balance due on the Purchase Price shall be evidenced by a separate promissory note executed by the respective purchasing Member or the Company, as applicable. Each such promissory note shall be in an original principal amount equal to the portion owed by the respective purchasing Member or the Company, as applicable. The promissory note executed by each purchasing Member shall be secured by a pledge of that portion of the Former Member's Interest purchased by such Member. The unpaid principal balance on the promissory note shall accrue interest at the applicable federal rate for the month in which the initial payment is made. All payments made herein shall be applied first to interest on the unpaid principal balance of the Purchase Price and the remainder to reduce the unpaid Purchase Price principal balance. The Company and/or the purchasing Members shall have the right to prepay in full or in part at any time without penalty.

8.6.   Closing of Purchase of Former Member's Interest. The closing for the sale of a Former Member's Interest pursuant to this Section 8 ("Closing") shall be held at 10:00 a.m. at the principal office of Company no later than sixty (60) days after the determination of the Purchase Price, except that if the Closing date falls on a Saturday, Sunday, or California legal holiday, then the Closing shall be held on the next succeeding business day. At the Closing, the Former Member shall deliver to the Company, the Manager, or the Remaining Members an instrument of transfer (containing warranties of title and no encumbrances) conveying the Former Member's Interest. The Former Member, the Company, the purchasing Members shall do all things and execute and deliver all papers as may be reasonably necessary fully to consummate such sale and purchase in accordance with the terms and provisions of this Agreement.

9.   Accounting, Records, Reporting by Members.

9.1.   Books and Records. The books and records of the Company shall be kept in accordance with the accounting methods followed for federal income tax purposes. The Company shall maintain at its principal office in California all of the following:

(a)   A current list of the full name and last known business or residence address of each Member set forth in alphabetical order, together with the Capital Contributions, and Membership Interest of each Member;

(b)   A copy of the Articles and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which the Articles or any amendments thereto have been executed;

(c)   Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent taxable years;

(d)   A copy of this Agreement and any and all amendments thereto together with executed copies of any powers of attorney pursuant to which this Agreement or any amendments thereto have been executed;

(e)   Copies of the financial statements of the Company, if any, for the six (6) most recent fiscal years; and

(f}   The Company's books and records as they relate to the internal affairs of the Company for at least the current and past four (4) fiscal years.

9.2.   Reports. The Company shall cause to be filed, in accordance with the Act, all reports and documents required to be filed with any governmental agency. The Company shall send or cause to be sent to each Member within ninety (90) days after the end of each taxable year or as soon thereafter as practicable: (i) a copy of the Company's consolidated financial statements for the year, and (ii) annual impact reporting to the Class A Members in a form reasonably acceptable to RPF. The Company shall send or cause to be sent to each Member within thirty (30) days after the end of each fiscal quarter or as soon thereafter as practicable a copy of the Company's consolidated financial statements for the quarter.

9.3.   Bank Accounts. The Manager shall maintain the funds of the Company in one or more separate bank accounts in the name of the Company, and shall not permit the funds of the Company to be commingled in any fashion with the funds of any other person. The Manager or its designee, acting alone, is authorized to endorse checks, drafts, and other evidences of indebtedness made payable to the order of the Company, but only for the purpose of deposit into the Company's accounts. All checks, drafts, and other instruments obligating the Company to pay money in any amount shall be signed by such Manager or its designee.

10.   Dissolution and Winding Up.

10.1.   Conditions of Dissolution. The Company shall dissolve upon the occurrence of any of the following events:

(a)   Upon the happening of any event of dissolution specified in the Articles;

(b)   Upon the entry of a decree of judicial dissolution;

(c)   The occurrence of a Triggering Event applicable to the Manager and the failure of the Remaining Members to consent to continue the business of the Company in accordance with Section 8.1; or

(d)   The sale of all or substantially all of the assets of Company or its Affiliates operating under the Reem's California Concept unless the Manager determines otherwise.

10.2.   Winding Up. Upon the dissolution of the Company, the Company's assets shall be disposed of and its affairs wound up. The Company shall give written notice of the commencement of the dissolution to all of its known creditors.

10.3. Order of Payment of Liabilities upon Dissolution. After determining that all the known debts and liabilities of the Company have been paid or adequately provided for (except debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation;

(b) To establish reasonable reserves for contingent liabilities or obligations of the Company. Once such reserves are no longer necessary, any remaining reserves shall be distributed as provided in this Section 10.3;

(c) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member shall be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon;

(d) To Members in accordance with Section 6.5(a); provided, however, in addition to any other remedies to which the Company may be entitled, the Company shall be entitled to deduct from any Member's distributions any sums owed to the Company by such Member.

10.4. Limitations on Payments Made in Dissolution. Except as otherwise specifically provided in this Agreement, each Member shall be entitled to look only to the assets of the Company and shall have no recourse for its Capital Contribution, Undistributed Recapture Amount and/or share of Net Profits against any other Member.

10.5. Certificates. The Company shall file with the California Secretary of State a Certificate of Dissolution upon the dissolution of the Company and a Certificate of Cancellation, as applicable, upon the completion of the winding up of the Company's affairs.

11. Indemnification.
11.1. Indemnity by the Company. The Company shall indemnify any Member and may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that it is or was a Member, Manager, officer, employee or other agent of the Company or that, being or having been such a Member, officer, employee or agent, to the fullest extent permitted by applicable law in effect on the date hereof and to such greater extent as applicable law may hereafter from time to time permit, except to the extent any such action, suit or proceeding arises from the gross negligence, fraud, willful misconduct, or material breach of this Agreement by such Member.

11.2. Indemnity be Members. Each Member shall indemnify and hold the Company and other Members harmless from and against any loss or damage incurred by it as a result of: (i) any agreement, contract, instrument, obligation or act legally binding the Company that was incurred or performed by such Member outside the scope of authority granted to such Member pursuant to this Agreement; (ii) such Member's outside activities; (iii) such Member's willful misconduct; or

27

(iv) a breach of this Agreement by such Member.

12.   Investment Representations.
Each Member hereby represents and warrants to the Members and the Company as follows:

(a)   <u>Pre-existing Relationship or Experience.</u> In connection with the Phase 1 Offering, it has a preexisting personal or business relationship with the Company, the Manager or the Affiliates or the Company's officers or controlling persons, or by reason of its business or financial experience, or by reason of the business or financial experience of its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any Affiliate or selling agent of the Company, it is capable of evaluating the risks and merits of an investment in the Company and of protecting its own interests in connection with this investment.

(b)   No Advertisin . In connection with the Phase 1 Offering, it has not seen, received, been presented with, or been solicited by any leaflet, public promotional meeting, article or any other form of advertising or general solicitation with respect to the sale of the Membership Interests.

(c)   <u>Investment Intent; Purpose of Entity.</u> It is acquiring its Membership Interest for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Membership Interest, and such Member has no present intention of selling, granting any participation in, or otherwise distributing the same. No other person will have any direct or indirect beneficial interest in or right to the Membership Interest. By executing this Agreement, such Member further represents that it does not have any contract, undertaking, agreement or arrangement to sell, transfer or grant participations to any third person, with respect to any of the Membership Interests. If the Member is a corporation, partnership, limited liability company, trust or other entity, it was not organized for the specific purpose of acquiring its Membership Interest, except in connection with the Class C Offering or as otherwise disclosed to the Manager and as otherwise qualifies for the Company's exemptions from registration under the Securities Act.

(d)   <u>Risks of Investment.</u> It has the business or financial experience necessary to evaluate the merits and risks of the investment set forth herein. It has evaluated and understands the risks inherent with an investment of this type and the ownership and operation of Restaurants and the other businesses described herein in particular. It has read the Company's business plan, financial projections and other documents provided by the Manager and understands that the business of the Company may fail, that the Members may not receive any return on their Capital Contributions and may lose their Capital Contribution altogether. It can bear the economic risk of its investment, including a total loss, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment it is making herein.

(e)   <u>Disclosure of Information.</u> It acknowledges that the Company has made available the opportunity to obtain additional information to evaluate the merits and risks of this investment, to ask all questions concerning the Company and the Units and to receive and review

28

all information requested. It understands that any specified dates for the opening of any expansion projects identified in the Company's financial projections were made for purposes of making general projections and are not a guaranty of any such openings as of such dates or otherwise. It believes it has received all the information it considers necessary or appropriate for deciding whether to purchase its Membership Interest, and further represents that it has had an opportunity to ask questions of and receive answers from the Manager and/or the Company regarding the terms and conditions of the offering of the Membership Interests and the business, properties, risks, prospects and financial condition of the Company.

(fl Consultation with Advisors. It has been advised to consult with its own attorney and accountant regarding all legal and tax matters concerning an investment in the Company, this Agreement and the ownership of its Membership Interest and has done so to the extent it considers necessary. It has carefully considered and has, to the extent it believes necessary, discussed with its professional legal, tax and financial advisers the suitability of an investment in the Company for its particular tax and financial situation and have determined that the purchase of the Units is a suitable investment. It is not relying on the Manager, the Company or their officers or advisors for independent legal, accounting, financial, or tax advice in connection with its evaluation of the risks and merits of investment in the Company and the consequences of such an investment. In reaching the conclusion to purchase Units, it has carefully evaluated its financial resources and investment position and risks associated with this investment.

(g) Restricted Securities. It understands that the Membership Interests being sold herein have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Member's representations as expressed herein. The Member understands that its Membership Interests may be characterized as "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Member must hold its Membership Interest indefinitely unless subsequently registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Member acknowledges that the Company has no obligation to register or qualify the Membership Interests for resale. The Member further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for its Membership Interest, and on requirements relating to the Company which are outside of such Member's control, and which the Company, is under no obligation and may not be able to satisfy. Further, it understands that the Membership Interests have not been qualified as securities with the Commissioner of Corporations of the State of California, and that the issuance of such Membership Interests, the payment or receipt of any part of the consideration and the rights of the parties to this Agreement are conditioned upon the Company's qualification of exemption by sections 25100, 25102, or 25105 of the California Corporations Code.

(h) Further Limitations on Disposition. Without in any way limiting the representations set forth above, such Member further agrees not to make any disposition of all or any portion of its Membership Interest except in compliance with the transfer restrictions set forth in this Agreement. In addition, such Member understands the following:

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR REGISTERED NOR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

(i)   Tax Liability. It has reviewed with its own tax advisors the federal, state and local tax consequences of this investment and the transactions contemplated by this Agreement. Such Member relies solely on such advisors and not on any statements or representations of the Company, the Company's counsel, or any of the Company's agents. Such Member understands that it (and not the Company) shall be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(j)   Restaurant/Food Industry Operations. It understands that the success or failure of the Restaurants and the Company's other prospective businesses is based on several intangible factors such as how it will be received by the demographic in which they are located, the Company's ability to attract and retain quality employees and suppliers, operating costs (many of which are non-controllable), adequate capital resources, the cost of improvements and cash flow needs, competition and the effectiveness of its marketing efforts. It understands that the Company's financial projections are for planning purposes only and there can be no assurance that the Company will reach or even approach the levels of business or income set forth therein.

(k)   No Market for Units/Membership Interests. There is no market for the Membership Interests nor is a market likely to develop, and it is aware that it may not be possible to liquidate its investment in the Membership Interests. It agrees not to sell or transfer all or any part of the Membership Interests without registration under the Securities Act and applicable State Acts, or exemption therefrom, subject to the other limitations set forth in this Agreement. It understands that the Company is under no obligation to register under the Securities Act.

(l)   Subscription Agreement. It understands that the representations, warranties and acknowledgements contained in the Subscription Agreement are hereby incorporated into this Agreement and are being materially relied on by the Company and the Managers. All of the information concerning its financial position and business experience that it has provided to the Company, either verbally or in writing, is correct and complete as of this date and it is a bona fide resident of the state listed as its address on the signature page of this Agreement. If there should be any material change in such information prior to the acceptance of this subscription hereunder, it will immediately furnish the revised or corrected information to the Manager.

13. Confidentiality.

13.1. <u>Definition.</u> For the purpose of this Agreement, **"Proprietary Information"** shall include all information designated by the Manager either orally or in writing, as confidential or proprietary, or which reasonably would be considered proprietary or confidential to the business contemplated by this Agreement, including but not limited to suppliers, customers, trade or industrial practices, marketing and technical plans, financial projections, technology, personnel, organization or internal affairs, concepts, plans for products and ideas, recipes, menus, beverages lists and proprietary techniques related to the Restaurants, other Company businesses, the Reem's California Concept and/or other trade secrets. Notwithstanding the foregoing, "Proprietary Information" shall not include information which (i) has entered the public domain or became known other than due to a breach of any obligation of confidentiality owed to the owner of such information; (ii) was known prior to the disclosure of such information; (iii) became known to the recipient from a source other than a Member, provided there was no breach of an obligation of confidentiality owed to said Member; or (iv) was independently developed by the party receiving such information.

13.2. <u>No Disclosure, Use, Or Circumvention</u>. No Member shall disclose any Proprietary Information to any third parties and will not use any Proprietary Information or the Reem's California Concept in that Member's business or any Affiliated business without the prior written consent of the Manager, which consent may be withheld in the Manager's sole discretion, and then only to the extent specified in that consent. No Preferred Member shall contact any suppliers, customers, employees, affiliates or associates to circumvent the purposes of this provision. Notwithstanding the foregoing, the Members understand and agree that much of the Propriety Information includes know-how, experience and contacts of the Original Member, and that the Original Member and/or her Affiliates may use or continue to use the Proprietary Information for her other business activities as permitted herein.

13.3. <u>Maintenance of Confidentiality</u>. Subject to the terms hereof, each Member shall take all steps reasonably necessary or appropriate to maintain the strict confidentiality of the Proprietary Information and to assure compliance with this Agreement.

14. General Provisions.

14.1. <u>Complete Agreement.</u> This Agreement, <u>Exhibit A</u>, the Articles and the Company's and each of the Members' counterpart signature pages, as approved by a Manager, and the Subscription Agreement completed and delivered by each Preferred Member, constitute the complete and exclusive statement of agreement among the Members with respect to the subject matter herein and therein and replace and supersede all prior written and oral agreements among the Members, including, without limitation, the Prior Operating Agreement and any other operating agreements of the Company, written or oral.

14.2. <u>Binding Effect.</u> Subject to the provisions of this Agreement relating to transferability, this Agreement will be binding upon and inure to the benefit of the Members, and their respective successors and assigns.

14.3. <u>Interpretation</u>. All pronouns shall be deemed to refer to the masculine, feminine, or neuter, singular or plural, as the context in which they are used may require. All headings herein are inserted only for convenience and ease of reference and are not to be considered in the interpretation of any provision of this Agreement. Numbered or lettered sections and subsections herein contained refer to sections and subsections of this Agreement unless otherwise expressly stated. In the event any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof or persuasion shall be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel.

14.4. <u>Severability.</u> If any provision of this Agreement or its application to any person, entity or circumstances is deemed by an appropriate court or arbitral panel to be invalid or unenforceable, then the remainder of this Agreement or the application of such provision to the other person, entity or circumstances shall not be affected thereby, and this Agreement shall be deemed amended in compliance with such determination so as to give full force and effect to the intentions of the parties as expressed herein to the extent permissible.

14.5. <u>MediatiomArbitration</u>. If a dispute arises out of or relates to this Agreement, or the breach thereof, and if said dispute cannot be settled through direct discussions, the parties agree to first endeavor to settle the dispute in an amicable manner by mediation administered by the American Arbitration Association (**"AAA"**) under its Commercial Mediation Rules, before resorting to arbitration. Thereafter, any unresolved controversy or claim (as determined by any of the parties hereto or if not resolved within thirty (30) days from submission to the AAA) arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the AAA in accordance with its Commercial Rules, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Any mediation or arbitration conducted pursuant to this paragraph shall be held in San Francisco, California and administered by the San Francisco office of the AAA.

14.6. <u>Governing Law: Venue.</u> This Agreement shall be governed in all respects by the laws of the State of California and venue for all matters shall be in San Francisco, California.

14.7. <u>Notices.</u> Any notice required under the terms herein shall be deemed given upon the placing of it in the United States mail, postage prepaid, and addressed to the address specified on the signature page of this Agreement. Said address may be changed by either party by mailing written notice of such change to the other party at the last designated address of the party as provided herein.

14.8. <u>Amendments.</u> All amendments to this Agreement will be in writing and approved by the Members as set forth herein.

14.9. <u>Multiple Counterparts.</u> This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. It shall not be necessary that the signatures of all of the parties to this document be contained on any one counterpart hereof, or that this Agreement be executed by all of the Members concurrently, and all separately executed counterparts of this document, taken together or collectively, as the case may be, shall constitute one and the same instrument. A facsimile signature or electronic PDF signature shall be deemed to be the delivery of such party's original signature hereon.

14.10. <u>Attorney's Fees</u>. In the event of any breach of this Agreement that results in arbitration or litigation between the parties, the prevailing party shall be entitled to its reasonable attorney's fees, expert witness fees and costs of suit. The prevailing party shall be determined by the court or arbitrators, as applicable, based upon an assessment of which party's major arguments or positions taken in the proceedings could fairly be said to have prevailed over the other party's major arguments or positions on major disputed issues in the court's or arbitrators' decision.

14.11. <u>Remedies Cumulative.</u> The remedies under this Agreement are cumulative and shall not exclude any other remedies to which any person may be lawfully entitled.

14.12. <u>Consent of Spouse</u>. Within thirty (30) days after any individual becomes a Member or a Member marries, such Member shall cause its spouse execute a "Consent of Spouse" in reasonable form provided by the Company.

IN WITNESS WHEREOF, all of the Members of Reem's Hospitality Group LLC, a California limited liability company, have executed this Amended and Restated Operating Agreement effective as of the date written above.

MANAGER:

By: *Founder Signature*
      Reem Assil

Address: 2901 Mission Street in San Francisco, California 94110

COMPANY:

REEM'S HOSPITALITY GROUP LLC
a California limited liability company

By: *Founder Signature*
Reem Assil, Managing Member

Address: 2901 Mission Street in San Francisco, California 94110

REEM'S HOSPITALITY GROUP LLC
OPERATING AGREEMENT
PREFERRED MEMBER COUNTERPART SIGNATURE PAGE

IN WITNESS WHEREOF, the Members of Reem's Hospitality Group LLC, a California limited liability company, have executed this Amended and Restated Operating Agreement effective as of the date written above.

The undersigned hereby agrees that, upon execution of this Counterpart Signature Page to the Amended and Restated Operating Agreement of Reem's Hospitality Group LLC, a California limited liability company (**"Company"**) dated [EFFECTIVE DATE], the undersigned is agreeing to become a party to the Amended and Restated Operating Agreement with the same force and effect as if the undersigned were originally a party thereto; provided, however, that the undersigned will only become a Member of the Company, a signatory to the Amended and Restated Operating Agreement and be entitled to a Class A Preferred Membership Interest in the Company to the extent its subscription has been accepted by the Company under the Subscription Agreement being entered into by the undersigned concurrently herewith.

CLASS C NON-MANAGING MEMBER:

Concurrently with the execution hereof, the undersigned is purchasing [SHARES] Units of Class C Preferred Membership Interests and is making a Capital Contribution of $[AMOUNT] upon the terms and conditions set forth in the Amended and Restated Operating Agreement.

[ENTITY NAME]

BY: *Investor Signature*

Name: [INVESTOR NAME]

Address: 1887 Whitney Mesa Dr, #8885, Henderson, NV 89014

Email: updates@wefunder.com

Date: [EFFECTIVE DATE]

EXHIBIT A

REEM'S HOSPITALITY GROUP LLC

Membership Interests

MANAGER/MANAGING MEMBERS:

Name:	Capital Contribution:	Common Units:	Membership Interest:
Reem Assil	See Section 3.2	10,000,000	100.0% *
Total:			100.0% *

CLASS A, B, C PREFERRED MEMBERS:

Member Name:	Capital Contribution:	Preferred Units:	Class:	Membership Interest:

*Up to 3,100,000 Preferred Membership Interest **Units** (Class A, **Class** B and Class C) sold at $1.**00 per Units**• ****

Total	$3,100,000.00 **	3,100,000 ***		0 0

* Manager is diluted as Class A, Class B and Class C Membership Interests under Total Initial Offering are sold.

*** **Minimum investments required on and sub›ject** to the terms of this Agreement*

**** **Discounts on certain** converted **Current Loans will increase** Class B Interest **Units** sold and the aggregate **number of Units** sold.*